
08049058


ROCKY
BRANDS

Rocky Brands, Inc.
2007 Annual Report


ROCKY
BRANDS

Rocky Brands, Inc. is a leading designer, manufacturer and marketer of premium quality footwear and apparel marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies.

FINANCIAL HIGHLIGHTS

	2007	2006	2005	2004	2003
	($000, except per share data)				
Income Statement Data					
Net sales	$275,267	$263,491	$296,023	$132,249	$106,165
Gross margin	39.2%	41.5%	37.6%	29.2%	30.9%
(Loss) Income from Operations	-4.8%	7.2%	9.5%	9.8%	9.0%
Net (Loss) Income	$ (23,105)	$ 4,819	$ 13,014	$ 8,594	$ 6,039
Net (loss) income per diluted share	$ (4.22)	$ 0.86	$ 2.33	$ 1.74	$ 1.32
Weighted average number of fully diluted shares outstanding	5,476	5,578	5,585	4,954	4,561
Balance Sheet					
Inventories	$ 75,404	$ 77,949	$ 75,387	$ 32,959	$ 38,068
Total assets	216,725	246,356	236,134	96,706	86,175
Total debt	103,545	110,492	105,373	16,537	18,018
Shareholders' equity	81,725	104,128	99,093	71,371	58,385

Net sales
($ millions)


$106.2
$132.2
$296.0
$263
$275
2003
2004
2005
2006
2007

Net income per diluted share


$1.32
$1.74
$2.33
$0.86
2007
2003
2004
2005
2006
$(4.22)

Gross margin % of net sales


30.9%
29.2%
37.6%
41.5%
39.2%
2003
2004
2005
2006
2007

Total debt
($ millions)


$18.0
$16.5
$105.4
$110.5
$103.5
2003
2004
2005
2006
2007

Dear Shareholders,

2007 was a year filled with a number of challenges, both internal and external, that negatively impacted our profitability. While we did report a modest increase in revenues for the full year driven by a double digit gain in our retail division, this was offset by a slight downturn in our wholesale sales due to declines in our western and outdoor footwear categories. At the same time we experienced higher production costs and operating expenses this past year coupled with certain pricing pressures that reduced our earnings potential. We have put in place a number of programs aimed at expanding margins and reducing expenses that we believe will allow us to improve our bottom line performance beginning in 2008.

Wholesale

In 2007, wholesale revenues, which include footwear and apparel sales of our owned brands, Rocky Outdoor Gear®, Georgia Boot®, and Durango®, and footwear sales of our licensed brands, Dickies®, Michelin®, and Zumfoot®, were $202.6 million compared to wholesale revenues of $203.2 million in the prior year.

Sales of our work category were up 7.1% to $93.5 million versus $87.3 million in 2006. Our performance in the work category was once again driven by a strong double digit sales increase for our Dickies business as well as a meaningful gain for our Georgia Boot brand. During 2007 we secured shelf space for Dickies at all Sears stores nationwide and increased the brand's door count through additional distribution with key retailers such as Academy Sports, Big 5 Sporting Goods, Bob's Stores and Shoe Carnival. In addition, we opened discussions with Wal-Mart and will be testing a new line of footwear under the Genuine Dickies label at more than 100 locations beginning in the fall of 2008. For Georgia Boot, a renewed focus on research, development and innovation translated into positive consumer reaction to our recent product line.

Our western category, namely Durango, continued to be impacted by the slowdown in women's fashion product, however this was partially offset by an increase in our Rocky branded western footwear. Overall, sales decreased to $37.6 million versus $41.3 million in 2006. During the past year we dedicated a significant amount of resources to developing more basic footwear for the western marketplace and its consumer, and this is evidenced by the 14.7% gain in sales for the Rocky brand. We are also bringing these core competencies to Durango as we move to reduce our exposure to the less stable fashion portion of this business.

2007 proved to be another difficult period for our outdoor footwear as sales fell approximately 11% to $31.5 million. In addition to a second consecutive warm, dry hunting season that further reduced industry wide demand, we have seen a fairly dramatic increase in the number of brands available at retail, including private label brands. In order to remain competitive, we were forced to lower price points on several of our styles, which contributed to our gross margin decline year-over-year. Despite the recent performance of this business we are confident that the Rocky Outdoor Gear brand continues to occupy a premium position in the minds of its target demographic and we will look to leverage the brand's authenticity and heritage to recapture market share in the years ahead.

Apparel sales for 2007 rose slightly to $16.4 million from $16.2 million the year before. We were certainly pleased to report a positive gain in this business after a down year in 2006, however we are even more excited about the initial performance on several new products that we introduced last fall. This included innovative and customizable systems featuring zip-in and zip-out liners that can be worn in varying temperatures and lightweight, scent controlled garments, both of which have been well received by consumers.

Retail

Our retail division, which includes our Lehigh retail-on-wheels business and our two Lehigh Outfitters concept stores, posted sales of $70.7 million in 2007, an increase of 19.4% over sales of $59.2 million in 2006. Early in the year we moved quickly to capitalize on the opportunities created when one of Lehigh's largest competitors went out of business. In order to achieve double digit sales growth we did accelerate a number of investments in our sales and distribution platform in 2007. While this impacted our near-term profitability, we believe over the long-term both our sales and earnings will benefit from further establishing Lehigh as the leader in safety footwear.

Military

After a limited number of bids in the previous year, activity started to pick up again in 2007. In July we received a $6.4 million contract from the U.S. military to supply footwear to the National Guard over the next four years with initial shipments beginning this past December. Early in 2008 we received another contract from the U.S. military which will begin shipping the second quarter of 2008. Both contracts include options for an additional four year terms. We are obviously very pleased to have received this business from the U.S. military and we look forward to once again providing footwear to our nation's troops around the word.

Conclusion

While 2007 did present us with a number of challenges we have reacted quickly and confronted them head on. We continue to operate a powerful portfolio of brands each of which provides our company with compelling long-term growth prospect. With our owned brands, Rocky Outdoor Gear, Georgia Boot, Durango, and Lehigh, we have exceptionally strong positions in the work, outdoor, western, and safety footwear categories, while our licensed brands, Dickies, Michelin, and Zumfoot, provide us with opportunities to develop new market leaders. We do expect the retail environment to remain difficult in 2008 as the macro economic trends point to a further slowdown in consumer spending here in the U.S. That said, we have been able to identify areas across our business where we believe we can reduce costs without compromising the future potential of our brands and products, and therefore, we are anticipating our profitability to improve beginning this coming year. Longer-term, we are confident we can drive consistent sales and earnings growth and return greater value to our shareholders.

To close, I would like to take this opportunity to thank all of our employees for their hard work this past year, as well as our customers, vendors, and shareholders for their continued support.

Sincerely,



Mike Brooks
Chairman & Chief Executive Officer

Certain statements contained in this annual report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully in our 2007 Form 10-K included herein.


ROCKY
BRANDS
TM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY BRANDS, INC.

(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Shares, without par value	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $92,742,437 on June 30, 2007.

There were 5,488,413 shares of the Registrant's Common Stock outstanding on March 3, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Item 1A, Risk Factors." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. *BUSINESS.*

All references to "we," "us," "our," "Rocky Brands," or the "Company" in this Annual Report on Form 10-K mean Rocky Brands, Inc. and Subsidiaries.

We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. Our footwear products incorporate varying features and are positioned across a range of suggested retail price points from $29.95 for our value priced products to $249.95 for our premium products. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over 10,000 retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of 94 trucks, supported by 48 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

In 2001, we undertook a number of strategic initiatives designed to increase our sales and improve our margins while mitigating the seasonality and weather related risk of our outdoor product lines. These strategic initiatives included:

- extending our lines of footwear into additional markets with the introduction of footwear models for the work and western markets;
- expanding our product offerings into complementary apparel to leverage the strength of our Rocky Outdoor Gear brand and offer our consumers a broader, head-to-toe product assortment; and
- closing our continental U.S. manufacturing facility and sourcing a greater portion of our products from third party facilities overseas.

Acquisition of EJ Footwear Group

In January 2005, to further support our strategic objectives, we acquired EJ Footwear Group, a leading designer and developer of branded footwear products marketed under a collection of well recognized brands in the work, western and outdoor markets, including Georgia Boot, Durango and Lehigh. EJ Footwear was also the exclusive licensee of the Dickies brand for most footwear products. The acquisition was part of our strategy to expand our portfolio of leading brands and strengthen our market position in the work and western footwear markets, and to extend our product offerings to include brands positioned across multiple feature sets and price points. The EJ Footwear acquisition also expanded our distribution channels and diversified our retailer base.

We believe the EJ Footwear acquisition offers us multiple opportunities to expand and strengthen our combined business. We intend to extend certain of these brands into additional markets, such as outdoor, work and duty, where we believe the brand image is consistent with the target market. We also believe that the strength of each of these brands in their respective markets will allow us to introduce complementary apparel and accessories, similar to our head-to-toe strategy for Rocky Outdoor Gear.

Competitive Strengths

Our competitive strengths include:

- *Strong portfolio of brands.* We believe the Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies brands are well recognized and established names that have a reputation for performance, quality and comfort in the markets they serve: outdoor, work, duty and western. We plan to continue strengthening these brands through product innovation in existing footwear markets, by extending certain of these brands into our other target markets and by introducing complementary apparel and accessories under our owned brands.

- *Commitment to product innovation.* We believe a critical component of our success in the marketplace has been a result of our continued commitment to product innovation. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features and designs. We have a dedicated group of product design and development professionals, including well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

- *Long-term retailer relationships.* We believe that our long history of designing, manufacturing and marketing premium quality, branded footwear has enabled us to develop strong relationships with our retailers in each of our distribution channels. We reinforce these relationships by continuing to offer innovative footwear products, by continuing to meet the individual needs of each of our retailers and by working with our retailers to improve the visual merchandising of our products in their stores. We believe that strengthening our relationships with retailers will allow us to increase our presence through additional store locations and expanded shelf space, improve our market position in a consolidating retail environment and enable us to better understand and meet the evolving needs of both our retailers and consumers.

- *Diverse product sourcing and manufacturing capabilities.* We believe our strategy of utilizing both company operated and third party facilities for the sourcing of our products offers several advantages. Operating our own facilities significantly improves our knowledge of the entire production process, which allows us to more efficiently source product from third parties that is of the highest quality and at the lowest cost available. We intend to continue to source a higher proportion of our products from third party manufacturers, which we believe will enable us to obtain high quality products at lower costs per unit.

Growth Strategy

We intend to increase our sales through the following strategies:

- *Expand into new target markets under existing brands.* We believe there is significant opportunity to extend certain of our brands into our other target markets. We intend to continue to introduce products across varying feature sets and price points in order to meet the needs of our retailers.

- *Increase apparel offerings.* We believe the long history and authentic heritage of our owned brands provide significant opportunity to extend each of these brands into complementary apparel. We intend to continue to increase our Rocky apparel offerings and believe that similar opportunities exist for our Georgia Boot and Durango brands in their respective markets.

- *Cross-sell our brands to our retailers.* The acquisition of EJ Footwear expanded our distribution channels and diversified our retailer base. We believe that many retailers of our existing and acquired brands target consumers with similar characteristics and, as a result, we believe there is significant opportunity to offer each of our retailers a broader assortment of footwear and apparel that target multiple markets and span a range of feature sets and price points.

- *Expand our retail sales through Lehigh.* We believe that our Lehigh mobile and retail stores offer us an opportunity to significantly expand our direct sales of work-related footwear. We intend to grow our Lehigh business by adding new customers, expanding the portfolio of brands we offer and increasing our footwear and apparel offerings. In addition, over time, we plan to upgrade the locations of some of our mini-stores, as well as expand the breadth of products sold in these stores.
- *Continue to add new retailers.* We believe there is an opportunity to add additional retailers in certain of our distribution channels. We have identified a number of large, national footwear retailers that target consumers whom we believe identify with the Georgia Boot, Durango and Dickies brands.
- *Acquire or develop new brands.* We intend to continue to acquire or develop new brands that are complementary to our portfolio and could leverage our operational infrastructure and distribution network.

Product Lines

Our product lines consist of high quality products that target the following markets:

- *Outdoor.* Our outdoor product lines consist of footwear, apparel and accessory items marketed to outdoor enthusiasts who spend time actively engaged in activities such as hunting, fishing, camping or hiking. Our consumers demand high quality, durable products that incorporate the highest level of comfort and the most advanced technical features, and we are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace. Our outdoor product lines consist of all-season sport/hunting footwear, apparel and accessories that are typically waterproof and insulated and are designed to keep outdoorsmen comfortable on rugged terrain or in extreme weather conditions.
- *Work.* Our work product lines consist of footwear and apparel marketed to industrial and construction workers, as well as workers in the hospitality industry, such as restaurants or hotels. All of our work products are specially designed to be comfortable, incorporate safety features for specific work environments or tasks and meet applicable federal and other standards for safety. This category includes products such as safety toe footwear for steel workers and non-slip footwear for kitchen workers.
- *Duty.* Our duty product line consists of footwear products marketed to law enforcement, security personnel and postal employees who are required to spend a majority of time at work on their feet. All of our duty footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable. Duty footwear is generally designed to fit as part of a uniform and typically incorporates stylistic features, such as black leather uppers in addition to the comfort features that are incorporated in all of our footwear products.
- *Western.* Our western product line currently consists of authentic footwear products marketed to farmers and ranchers who generally live in rural communities in North America. We also selectively market our western footwear to consumers enamored with the western lifestyle.

Our products are marketed under four well-recognized, proprietary brands, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh, in addition to the licensed brands of Dickies, Michelin and Zumfoot.

Rocky Outdoor Gear

Rocky Outdoor Gear, established in 1979, is our premium priced line of branded footwear, apparel and accessories. We currently design Rocky Outdoor Gear products for each of our four target markets and offer our products at a range of suggested retail price points: $99.95 to $249.95 for our footwear products, $29.95 to $49.95 for tops and bottoms in our apparel lines and $49.95 to $199.95 for our basic and technical outerwear.

The Rocky Outdoor Gear brand originally targeted outdoor enthusiasts, particularly hunters, and has since become the market leader in the hunting boot category. In 2002, we also extended into hunting apparel, including jackets, pants, gloves and caps. Our Rocky Outdoor Gear products for hunters and other outdoor enthusiasts are designed for specific weather conditions and the diverse terrains of North America. These products incorporate a range of technical features and designs such as Gore-Tex waterproof breathable fabric, 3M Thinsulate insulation, nylon Cordura fabric and camouflaged uppers featuring either Mossy Oak or Realtree patterns. Rugged outsoles made by industry leaders like Vibram are sometimes used in conjunction with our proprietary design features like the "Rocky Ride Comfort System" to make the products durable and easy to wear.

We also produce Rocky Outdoor Gear duty footwear targeting law enforcement professionals, security workers and postal service employees, and we believe we have established a leading market share position in this category.

In 2002, we introduced Rocky Outdoor Gear work footwear designed for varying weather conditions or difficult terrain, particularly for people who make their living outdoors such as those in lumber or forestry occupations. These products typically include many of the proprietary features and technologies that we incorporate in our hunting and outdoor products. Similar to our strategy for the outdoor market, we introduced rugged work apparel in 2004, such as ranch jackets and carpenter jeans.

We have also introduced western influenced work boots for farmers and ranchers. Most of these products are waterproof, insulated and utilize our proprietary comfort systems. We also recently introduced some men's and women's casual western footwear for consumers enamored with western influenced fashion.

Georgia Boot

Georgia Boot was launched in 1937 and is our moderately priced, high quality line of work footwear. Georgia Boot footwear is sold at suggested retail price points ranging from $79.95 to $109.95. This line of products primarily targets construction workers and those who work in industrial plants where special safety features are required for hazardous work environments. Many of our boots incorporate steel toes or metatarsal guards to protect wearers' feet from heavy objects and non-slip outsoles to prevent slip related injuries in the work place. All of our boots are designed to help prevent injury and subsequent work loss and are designed according to standards determined by the Occupational Safety & Health Administration or other standards required by employers.

In addition, we market a line of Georgia Boot footwear to brand loyal consumers for hunting and other outdoor activities. These products are primarily all leather boots distributed in the western and southwestern states where hunters do not require camouflaged boots or other technical features incorporated in our Rocky Outdoor Gear.

We believe the Georgia Boot brand can be extended into moderately priced duty footwear as well as outdoor and work apparel.

Durango

Durango is our moderately priced, high quality line of western footwear. Launched in 1965, the brand has developed broad appeal and earned a reputation for authenticity and quality in the western footwear market. Our current line of products is offered at suggested retail price points ranging from $79.95 to $149.95, and we market products designed for both work and casual wear. Our Durango line of products primarily targets farm and ranch workers who live in the heartland where western influenced footwear and apparel is worn for work and casual wear and, to a lesser extent, this line appeals to urban consumers enamored with western influenced fashion. Many of our western boots marketed to farm and ranch workers are designed to be durable, including special "barn yard acid resistant" leathers to maintain integrity of the uppers, and incorporate our proprietary "Comfort Core" system to increase ease of wear and reduce foot fatigue. Other products in the Durango line that target casual and fashion oriented consumers have colorful leather uppers and shafts with ornate stitch patterns and are offered for men, women and children.

Lehigh

The Lehigh brand was launched in 1922 and is our moderately priced, high quality line of safety shoes sold at suggested retail price points ranging from $29.95 to $149.95. Our current line of products is designed to meet occupational safety footwear needs. Most of this footwear incorporates steel toes to protect workers and often incorporates other safety features such as metatarsal guards or non-slip outsoles. Additionally, certain models incorporate durability features to combat abrasive surfaces or caustic substances often found in some work places.

With the recent shift in manufacturing jobs to service jobs in the U.S., Lehigh began marketing products for the hospitality industry. These products have non-slip outsoles designed to reduce slips, trips and falls in kitchen environments where floors are often tiled and greasy. Price points for this kind of footwear range from $29.95 to $49.95.

Dickies

Dickies is a high quality, value priced line of work footwear. The Dickies brand, owned by the Williamson-Dickie Manufacturing Co. since 1922, has a long history of providing value priced apparel in the work and casual markets and is a leading brand name in that category.

Georgia Boot secured the license to design, develop and manufacture footwear under the Dickies name in 2003. We currently offer work products targeted at the construction trades and agricultural and hospitality workers. Our Dickies footwear incorporates specific design features to appeal to these workers and is offered at suggested retail price points ranging from $49.95 to $89.95. The Dickies brand is well recognized by consumers, and we plan to introduce value priced footwear in the outdoor, duty and western markets.

Zumfoot

Zumfoot is a high quality line of casual footwear. The license to design, develop and manufacture footwear under the Zumfoot name was secured in 2006. The Zumfoot brand provides entrée into the casual, dress casual and leisure footwear categories with suggested retail prices from $99.95 to $159.95.

Michelin

Michelin is a premier price point line of work footwear targeting specific industrial professions, primarily indoor professions. The license to design, develop and manufacture footwear under the Michelin name was secured in 2006. Suggested retail prices for the Michelin brand are from $99.95 to $159.95.

Sales and Distribution

Our products are distributed through three distinct business segments: wholesale, retail and military. You can find more information regarding our three business segments in Note 14 to our consolidated financial statements.

Wholesale

In the U.S., we distribute Rocky Outdoor Gear, Georgia Boot, Durango and Dickies products through a wide range of wholesale distribution channels. As of December 31, 2007, our products were offered for sale at over 10,000 retail locations in the U.S. and Canada.

We sell our products to wholesale accounts in the U.S. primarily through a dedicated in-house sales team who carry our branded products exclusively, as well as independent sales representatives who carry our branded products and other non-competing products. Our sales force for Rocky Outdoor Gear is organized around major accounts, including Bass Pro Shops, Cabela's, Dick's Sporting Goods and Gander Mountain, and around our target markets: outdoor, work, duty and western. For our Georgia Boot, Durango and Dickies brands, our sales employees are organized around each brand and target a broad range of distribution channels. All of our sales people actively call on their retail customer base to educate them on the quality, comfort, technical features and breadth of our product lines and to ensure that our products are displayed effectively at retail locations.

Our wholesale distribution channels vary by market:

- Our outdoor products are sold primarily through sporting goods stores, outdoor specialty stores, catalogs and mass merchants.
- Our work-related products are sold primarily through retail uniform stores, catalogs, farm store chains, specialty safety stores, independent shoe stores and hardware stores. In addition to these retailers, we also market Dickies work-related footwear to select large, national retailers.

- Our duty products are sold primarily through uniform stores and catalog specialists.
- Our western products are sold through western stores, work specialty stores, specialty farm and ranch stores and more recently, fashion oriented footwear retailers.

Retail

We market products directly to consumers through three retail strategies: mobile and retail stores, our outlet store and our websites.

Mobile and Retail Stores

Lehigh markets branded work footwear, principally through mobile stores, to industrial and hospitality related corporate customers across the U.S. We work closely with our customers to select footwear products best suited for the specific safety needs of their work site and that meet the standards determined by the Occupational Safety & Health Administration or other standards required by our customers. Our customers include large, national companies such as 3M, Abbott Laboratories, Alcoa, Carnival Cruise Lines, Federal Express, IBM and Texas Instruments.

Our 94 Lehigh mobile trucks, supported by our 48 small warehouses, are stocked with work footwear, as established by the specific needs of our customers, and typically include our owned brands augmented by branded work footwear from third parties including Dunham and Timberland Pro. Prior to a scheduled site visit, Lehigh sales managers consult with our corporate customers to ensure that our trucks are appropriately stocked for their specific needs. Our trucks then perform a site visit where customer employees select work related footwear and apparel. Our corporate customers generally purchase footwear or provide payroll deduction plans for footwear purchases by their employees. We believe that our ability to service work sites across the U.S. allows us to effectively compete for large, national customers who have employees located throughout the U.S.

We also operate 48 mini-stores located in our small warehouses, which are primarily situated in industrial parks. Over time, we intend to improve some of these locations to sites that experience higher foot traffic in order to better utilize our retail square footage and leverage our fixed costs. We also intend to expand the breadth and depth of products sold in these mini-stores to include casual and outdoor footwear and apparel to offer a broader range of products to our consumers. In 2007, we opened two stores utilizing this concept.

Outlet Store

We operate the Rocky Outdoor Gear outlet store in Nelsonville, Ohio. Our outlet store primarily sells first quality or discontinued products in addition to a limited amount of factory damaged goods. Related products from other manufacturers are also sold in the store. Our outlet store allows us to showcase the breadth of our product lines as well as to cost-effectively sell slow moving inventory. Our outlet store also provides an opportunity to interact with consumers to better understand their needs.

Websites

We sell our product lines on our websites at www.rockyboots.com, www.georgiaboot.com, www.lehighoutfitters.com, www.lehighsafetyshoes.com, www.slipgrips.com and www.corkygear.com. We believe that our internet presence allows us to showcase the breadth and depth of our product lines in each of our target markets and enables us to educate our consumers about the unique technical features of our products.

Military

While we are focused on continuing to build our wholesale and retail business, we also actively bid on footwear contracts with the U.S. military, which requires products to be made in the U.S. Our manufacturing facilities in Puerto Rico, a U.S. territory, allow us to competitively bid for such contracts. In July 2007, we were awarded a $6.4 million order to produce footwear for the U.S. military, which includes an option for four yearly renewals at similar amounts. In January 2008, we were awarded a $5.0 million order to produce footwear for the U.S. Military, which includes an option for four yearly renewals at similar amounts.

All of our footwear for the U.S. military is currently branded Rocky. We believe that many U.S. service men and women are active outdoor enthusiasts and may be employed in many of the work and duty markets that we target with our brands. As a result, we believe our sales to the U.S. military serve as an opportunity to reach our target demographic with high quality branded products.

Marketing and Advertising

We believe that our brands have a reputation for high quality, comfort, functionality and durability built through their long history in the markets they serve. To further increase the strength and awareness of our brands, we have developed comprehensive marketing and advertising programs to gain national exposure and expand brand awareness for each of our brands in their target markets.

We have focused the majority of our advertising efforts on consumers. A key component of this strategy includes advertising through targeted national and local cable programs and print publications aimed at audiences that share the demographic profile of our typical customers. For example, we advertise in such print publications as Outdoor Life, American Hunter and BassMaster, on targeted cable broadcasts, including NASCAR, Bass Pro Outdoors, Knight & Hale Ultimate Hunt, North American White Tail and Mossy Oaks Hunting the Country, appearing on such cable channels as The Outdoor Channel, The SPEED Channel, Outdoor Life Network and ESPN. In addition, we promote our products on national radio broadcasts and through event sponsorship. We are a title sponsor of the Professional Bull Riders, which is broadcasted on Outdoor Life Network and NBC, and provides significant national exposure for all of our brands. We also sponsor Tony Mendes, an accomplished and well known professional bull rider. Our print advertisements and television commercials emphasize the technical features of our products as well as their high quality, comfort, functionality and durability.

We also support independent dealers by listing their locations in our national print advertisements. In addition to our national advertising campaign, we have developed attractive merchandising displays and store-in-store concept fixturing that are available to our retailers who purchase the breadth of our product lines. We also attend numerous tradeshows, including the World Shoe Association show, the Denver International Western Retailer Market and the Shooting, Hunting, Outdoor Exposition. Tradeshows allow us to showcase our entire product line to retail buyers and have historically been an important source of new accounts.

Product Design and Development

We believe that product innovation is a key competitive advantage for us in each of our markets. Our goal in product design and development is to continue to create and introduce new and innovative footwear and apparel products that combine our standards of quality, functionality and comfort and that meet the changing needs of our retailers and consumers. Our product design and development process is highly collaborative and is typically initiated both internally by our development staff and externally by our retailers and suppliers, whose employees are generally active users of our products and understand the needs of our consumers. Our product design and development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and newer, more advanced materials. We have a dedicated group of product design and development professionals, some of whom are well recognized experts in the footwear and apparel industries, who continually interact with consumers to better understand their needs and are committed to ensuring our products reflect the most advanced designs, features and materials available in the marketplace.

Manufacturing and Sourcing

We manufacture footwear in facilities that we operate in the Dominican Republic and Puerto Rico, and source footwear, apparel and accessories from third party facilities, primarily in China. We do not have long-term contracts with any of our third party manufacturers. Two of our third party manufacturers in China, with which we have had relationships for over 20 years, and that have historically accounted for a significant portion of our manufacturing, represented approximately 30% and 12% of our net sales in 2007. We believe that operating our own facilities significantly improves our knowledge of the entire raw material sourcing and manufacturing process enabling us to more efficiently source finished goods from third parties that are of the highest quality and at the lowest cost available. In addition, our Puerto Rican facilities allow us to produce footwear for the U.S. military and other commercial businesses that requires production by a U.S. manufacturer. Sourcing products from offshore third party facilities generally enables us to lower our costs per unit while maintaining high product quality, as well as limits the capital investment required to establish and maintain company operated manufacturing facilities. We expect that a greater portion of our products will be sourced from third party facilities in the future as a result of our acquisition of EJ Footwear, which sourced all of its products from third parties. Because quality is an important part of our value proposition to our retailers and consumers, we source products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with our brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of our manufacturing facilities, including our third party factories. In addition, we utilize a team of procurement, quality control and logistics employees in our China office to visit factories to conduct quality control reviews of raw materials, work in process inventory and finished goods. We also utilize quality control personnel at our finished goods distribution facilities to conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from our finished goods inventory from each of our manufacturing facilities to ensure that all items meet our high quality standards.

Our products are distributed in the U.S. and Canada from our finished goods distribution facilities located near Logan, Ohio and Waterloo, Ontario, respectively. With the acquisition of EJ Footwear, our products are also distributed in the U.S. from a third party distribution facility in Tunkhannock, Pennsylvania. In 2007, we began consolidating the distribution of our products in the U.S. to our facility in Logan, Ohio. This consolidation is expected to improve operating efficiencies and to be completed by June 2008. Certain of our retailers receive shipments directly from our manufacturing sources, including all of our U.S. military sales, which are shipped directly from our manufacturing facilities in Puerto Rico.

Suppliers

We purchase raw materials from sources worldwide. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of our products, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. We believe these materials will continue to be available from our current suppliers. However, in the event these materials are not available from our current suppliers, we believe these products, or similar products, would be available from alternative sources.

Seasonality and Weather

Historically, we experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. In addition, mild or dry weather conditions historically have had a material adverse effect on sales of our outdoor products, particularly if they occurred in broad geographical areas during late fall or early winter. Since our acquisition of EJ Footwear, we have experienced and we expect that we will continue to experience less seasonality and that our business will be subject to reduced weather risk because we now derive a higher proportion of our sales from work-related footwear products. Generally, work, duty and western footwear is sold year round and is not subject to the same level of seasonality or variation in weather as our outdoor product lines. However, because of seasonal fluctuations and variations in weather conditions from year to year, there is no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Backlog

At December 31, 2007, our backlog was $14.2 million compared to $10.3 million at December 31, 2006. Our backlog at December 31, 2007 includes $1.8 million of orders under contracts with the U.S. Military versus zero at December 31, 2006. Because a substantial portion of our orders are placed by our retailers in January through April for delivery in July through October, our backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on our backlog and, therefore, our backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by retailers prior to shipment without penalty.

Patents, Trademarks and Trade Names

We own numerous design and utility patents for footwear, footwear components (such as insoles and outsoles) and outdoor apparel in the U.S. and in foreign countries including Canada, Mexico, China and Taiwan. We own U.S. and certain foreign registrations for the trademarks used in our business, including our marks Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. In addition, we license trademarks, including Dickies, Gore-Tex, Michelin and Zumfoot, in order to market our products. We have an exclusive license through December 31, 2010 to use the Dickies brand for footwear in our target markets. Our license with Dickies may be terminated by Dickies prior to December 31, 2010 if we do not achieve certain minimum net shipments in a particular year. While we have an active program to protect our intellectual property by filing for patents and trademarks, we do not believe that our overall business is materially dependent on any individual patent or trademark. We are not aware of any infringement of our intellectual property rights or that we are infringing any intellectual property rights owned by third parties. Moreover, we are not aware of any material conflicts concerning our trademarks or our use of trademarks owned by others.

Competition

We operate in a very competitive environment. Product function, design, comfort, quality, technological and material improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for our products. We believe that the strength of our brands, the quality of our products and our long-term relationships with a broad range of retailers allows us to compete effectively in the footwear and apparel markets that we serve. However, we compete with footwear and apparel companies that have greater financial, marketing, distribution and manufacturing resources than we do. In addition, many of these competitors have strong brand name recognition in the markets they serve.

The footwear and apparel industry is also subject to rapid changes in consumer preferences. Some of our product lines are susceptible to changes in both technical innovation and fashion trends. Therefore, the success of these products and styles are more dependent on our ability to anticipate and respond to changing product, material and design innovations as well as fashion trends and consumer demands in a timely manner. Our inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on our business, financial condition and results of operations.

Employees

At December 31, 2007, we had approximately 1,600 employees. Approximately 875 of our employees work in our manufacturing facilities in the Dominican Republic and Puerto Rico. None of our employees is represented by a union. We believe our relations with our employees are good.

Available Information

We make available free of charge on our corporate website, *www.rockyboots.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS.*

Business Risks

Expanding our brands into new footwear and apparel markets may be difficult and expensive, and if we are unable to successfully continue such expansion, our brands may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded substantially on the expansion of our brands into new footwear and apparel markets. New products that we introduce may not be successful with consumers or one or more of our brands may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan to grow or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative, or SG&A, expenses, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our SG&A expenses could adversely impact our results of operations and cash flows.

We may also encounter difficulties in producing new products that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new products. Failure to gain market acceptance for new products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

A majority of our products are produced outside the U.S. where we are subject to the risks of international commerce.

A majority of our products are produced in the Dominican Republic and China. Therefore, our business is subject to the following risks of doing business offshore:

- the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions;
- foreign governmental regulation and taxation;
- fluctuations in foreign exchange rates;
- changes in economic conditions;
- transportation conditions and costs in the Pacific and Caribbean;
- changes in the political stability of these countries; and
- changes in relationships between the United States and these countries.

If any of these factors were to render the conduct of business in these countries undesirable or impracticable, we would have to manufacture or source our products elsewhere. There can be no assurance that additional sources or products would be available to us or, if available, that these sources could be relied on to provide product at terms favorable to us. The occurrence of any of these developments would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on our ability to anticipate consumer trends.

Demand for our products may be adversely affected by changing consumer trends. Our future success will depend upon our ability to anticipate and respond to changing consumer preferences and technical design or material developments in a timely manner. The failure to adequately anticipate or respond to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of services of our key personnel could adversely affect our business.

The development of our business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman and Chief Executive Officer, David Sharp, President and Chief Operating Officer, and James McDonald, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Brooks has an at-will employment agreement with us. The employment agreement provides that in the event of termination of employment, he will receive a severance benefit and may not compete with us for a period of one year. None of our other executive officers and key employees has an employment agreement with our company. The loss of the services of any of these officers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We purchase raw materials from a number of domestic and foreign sources. We do not have any long-term supply contracts for the purchase of our raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of our footwear, in terms of dollar value, are leather, Gore-Tex waterproof breathable fabric, Cordura nylon fabric and soling materials. Availability or change in the prices of our raw materials could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of Gore-Tex waterproof breathable fabric, and any termination of this licensing agreement could impact our sales of waterproof products.

We are currently one of the largest customers of Gore-Tex waterproof breathable fabric for use in footwear. Our licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 for termination effective December 31 of that same year. Although other waterproofing techniques and materials are available, we place a high value on our Gore-Tex waterproof breathable fabric license because Gore-Tex has high brand name recognition with our customers. The loss of our license to use Gore-Tex waterproof breathable fabric could have a material adverse effect on our competitive position, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently have a licensing agreement for the use of the Dickies trademark, and any termination of this licensing agreement could impact our sales and growth strategy.

We have an exclusive license through December 31, 2010 to use the Dickies brand on all footwear products, except nursing shoes. The Dickies brand is well recognized by consumers, and we plan to introduce value priced Dickies footwear targeting additional markets, including outdoor, duty and western. Our license with Dickies may be terminated by Dickies prior to December 31, 2010 if we do not achieve certain minimum net shipments in a particular year. Furthermore, it is not certain whether we will be able to renew our license to use the Dickies brand after the expiration or termination of the current license. The loss of our license to use the Dickies brand could have a material adverse effect on our competitive position and growth strategy, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our outdoor products are seasonal.

We have historically experienced significant seasonal fluctuations in our business because we derive a significant portion of our revenues from sales of our outdoor products. Many of our outdoor products are used by consumers in cold or wet weather. As a result, a majority of orders for these products are placed by our retailers in January through April for delivery in July through October. In order to meet demand, we must manufacture and source outdoor footwear year round to be in a position to ship advance orders for these products during the last two quarters of each year. Accordingly, average inventory levels have been highest during the second and third quarters of each year and sales have been highest in the last two quarters of each year. There is no assurance that we will have either sufficient inventory to satisfy demand in any particular quarter or have sufficient demand to sell substantially all, of our, inventory without significant markdowns.

Our outdoor products are sensitive to weather conditions.

Historically, our outdoor products have been used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of our products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

The growth of our business will be dependent upon the availability of adequate capital.

The growth of our business will depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt financing. We cannot assure you that our operations will generate positive cash flow or that we will be able to obtain equity or debt financing on acceptable terms or at all. Our revolving credit facility contains provisions that restrict our ability to incur additional indebtedness or make substantial asset sales that might otherwise be used to finance our expansion. Security interests in substantially all of our assets, which may further limit our access to certain capital markets or lending sources, secure our obligations under our revolving credit facility. Moreover, the actual availability of funds under our revolving credit facility is limited to specified percentages of our eligible inventory and accounts receivable. Accordingly, opportunities for increasing our cash on hand through sales of inventory would be partially offset by reduced availability under our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current expansion plans.

We must comply with the restrictive covenants contained in our revolving credit facility.

Our credit facility and term loan agreements require us to comply with certain financial restrictive covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, make investments of other restricted payments, sell or otherwise dispose of assets and engage in other activities. Any failure by us to comply with the restrictive covenants could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding there under to be due and payable, which could have a material adverse effect on our financial condition. As of December 31, 2007, we were in compliance with certain financial restrictive covenants.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

The footwear and apparel industries are intensely competitive, and we expect competition to increase in the future. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do, as well as greater brand awareness in the footwear market.

Our ability to succeed depends on our ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect our business, financial condition, results of operations and cash flows.

We currently manufacture a portion of our products and we may not be able to do so in the future at costs that are competitive with those of competitors who source their goods.

We currently plan to retain our internal manufacturing capability in order to continue benefiting from expertise we have gained with respect to footwear manufacturing methods conducted at our manufacturing facilities. We continue to evaluate our manufacturing facilities and third party manufacturing alternatives in order to determine the appropriate size and scope of our manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by us can remain competitive with products sourced from third parties.

We rely on distribution centers in Logan, Ohio, Columbus, Ohio and Tunkhannock, Pennsylvania, and if there is a natural disaster or other serious disruption at any of these facilities, we may be unable to deliver merchandise effectively to our retailers.

We rely on distribution centers in Logan, Ohio, Columbus, Ohio and Tunkhannock, Pennsylvania. Any natural disaster or other serious disruption at any of these facilities due to fire, tornado, flood, terrorist attack or any other cause could damage a portion of our inventory or impair our ability to use our distribution center as a docking location for merchandise. Either of these occurrences could impair our ability to adequately supply our retailers and harm our operating results.

We are subject to certain environmental and other regulations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business, financial condition, results of operations and cash flows.

If our efforts to establish and protect our trademarks, patents and other intellectual property are unsuccessful, the value of our brands could suffer.

We regard certain of our footwear designs as proprietary and rely on patents to protect those designs. We believe that the ownership of patents is a significant factor in our business. Existing intellectual property laws afford only limited protection of our proprietary rights, and it may be possible for unauthorized third parties to copy certain of our footwear designs or to reverse engineer or otherwise obtain and use information that we regard as proprietary. If our patents are found to be invalid, however, to the extent they have served, or would in the future serve, as a barrier to entry to our competitors, such invalidity could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We own U.S. registrations for a number of our trademarks, trade names and designs, including such marks as Rocky, Rocky Outdoor Gear, Georgia Boot, Durango and Lehigh. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. We also use and have common law rights in certain trademarks. Over time, we have increased distribution of our goods in several foreign countries. Accordingly, we have applied for trademark registrations in a number of these countries. We intend to enforce our trademarks and trade names against unauthorized use by third parties.

Our success depends on our ability to forecast sales.

Our investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which we do business are highly competitive, and our business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of our principal challenges is to improve our ability to predict these factors, in order to enable us to better match production with demand. In addition, our growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance our systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Industry

Because the footwear market is sensitive to decreased consumer spending and slow economic cycles, if general economic conditions deteriorate, many of our customers may significantly reduce their purchases from us or may not be able to pay for our products in a timely manner.

The footwear industry has been subject to cyclical variation and decline in performance when consumer spending decreases or softness appears in the retail market. Many factors affect the level of consumer spending in the footwear industry, including:

- general business conditions;
- interest rates;
- the availability of consumer credit;
- weather;
- increases in prices of nondiscretionary goods;
- taxation; and
- consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in regional economies where we sell products also reduces sales.

The continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers may result in decreased margins.

A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to these mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of our small retailing customers have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

We own, subject to a mortgage, our 25,000 square foot executive offices that are located in Nelsonville, Ohio which are utilized by all segments. We also own, subject to a mortgage, our 192,000 square foot finished goods distribution facility near Logan, Ohio is utilized by the Wholesale segment. We own outright our 41,000 square foot outlet store and a 5,500 square foot executive office building located in Nelsonville, Ohio, a portion of which is utilized by our Retail segment. We lease two manufacturing facilities in Puerto Rico consisting of 44,978 square feet and 39,581 square feet which are utilized by the Wholesale and Military segments. These leases expire in 2009. In the Dominican Republic, we lease an 82,000 square foot manufacturing facility under a lease expiring in 2009 and lease an additional stand-alone 37,000 square foot building, which is on a month to month basis and is utilized by our Wholesale segment. In Waterloo, Ontario, we lease a 30,300 square foot distribution facility under a lease expiring in 2012 which is utilized by our Wholesale segment.

ITEM 3. *LEGAL PROCEEDINGS.*

We are, from time to time, a party to litigation which arises in the normal course of our business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of these proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

Our common stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2006	$26.50	$19.00
June 30, 2006	$26.70	$20.80
September 30, 2006	$22.65	$ 9.73
December 31, 2006	$17.49	$11.45
March 31, 2007	$17.11	$10.68
June 30, 2007	$18.75	$11.06
September 30, 2007	$19.23	$ 8.40
December 31, 2007	$10.70	$ 6.01

On March 3, 2008, the last reported sales price of our common stock on the NASDAQ National Market was $5.29 per share. As of March 3, 2008, there were 94 shareholders of record of our common stock.

We presently intend to retain our earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon our earnings and financial condition, our need for funds and other factors. Presently, our credit facility restricts the payment of dividends on our common stock. At December 31, 2007, we had no retained earnings available for distribution.

Performance Graph

The following performance graph compares our performance of the Company with the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index, which is a published industry index. The comparison of the cumulative total return to shareholders for each of the periods assumes that $100 was invested on December 31, 2002, in our common stock, and in the NASDAQ Stock Market (U.S.) Index and the Standard & Poor's Footwear Index and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rocky Brands, Inc., The NASDAQ Composite Index
And The S & P Footwear Index



$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07

Rocky Brands, Inc. — NASDAQ Composite — S&P Footwear

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA.*

ROCKY BRANDS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Five Year Financial Summary				
	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
	(In thousands, except for per share data)				
Income Statement Data					
Net sales	$275,267	$263,491	$296,023	$132,249	$106,165
Gross margin (% of sales)	39.2%	41.5%	37.6%	29.2%	30.9%
Net (loss) income	$(23,105)	$ 4,819	$ 13,014	$ 8,594	$ 6,039
Per Share					
Net (loss) income					
Basic	$ (4.22)	$ 0.89	$ 2.48	$ 1.89	$ 1.44
Diluted	$ (4.22)	$ 0.86	$ 2.33	$ 1.74	$ 1.32
Weighted average number of common shares outstanding					
Basic	5,476	5,392	5,258	4,557	4,190
Diluted	5,476	5,578	5,585	4,954	4,561
Balance Sheet Data					
Inventories	$ 75,404	$ 77,949	$ 75,387	$ 32,959	$ 38,068
Total assets	$216,724	$246,356	$236,134	$ 96,706	$ 86,175
Working capital	$135,318	$135,569	$119,278	$ 55,612	$ 54,210
Long-term debt, less current maturities	$103,220	$103,203	$ 98,972	$ 10,045	$ 17,515
Stockholders' equity	$ 81,766	$104,128	$ 99,093	$ 71,371	$ 58,385

The 2007, 2006 and 2005 financial data reflects the acquisition of the EJ Footwear group. The 2007 and 2006 financial data reflects non-cash intangible impairment charges of $23.5 million and $0.5 million, net of tax benefits, respectively.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2007, and our capital resources and liquidity as of December 31, 2007 and 2006. Use of the terms "Rocky," the "Company," "we," "us" and "our" in this discussion refer to Rocky Brands, Inc. and its subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of the Company.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten-thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh Safety Shoes mobile and retail stores (including a fleet of 94 trucks, supported by 48 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

2007 OVERVIEW

Highlights of our 2007 financial performance include the following:

- Net sales, led by an increase of approximately $11.5 million in retail sales, increased to $275.3 million from $263.5 million in 2005.

- Our gross margin decreased to $108.0 million from $109.3 million the prior year. Gross margin was 39.2% versus 41.5% in 2006, primarily due to the decrease in gross margin on wholesale sales. The decrease reflects a reduction in sales price per unit for competitive reasons, as well as an increase in manufacturing costs.

- Our operating expenses increased $30.1 million to $121.3 million from $90.4 million compared to the prior year. This increase includes an additional non-cash intangible impairment charge of $24.9 million for 2007 relating to carrying value of goodwill.

- Net income decreased to a loss of $23.1 million, including a $23.5 million non-cash intangible impairment charge, net of tax benefits, compared to income of $4.8 million, including a $0.5 million non-cash intangible impairment charge, net of tax benefits, for the prior year. Diluted earnings per common share decreased to a loss of $4.22 per diluted share, including a $4.30 per diluted share non-cash intangible impairment charge in 2007 versus income of $.86 per diluted share, including a $.09 per diluted share non-cash intangible impairment charge in 2006.

- Debt (total debt minus cash, cash equivalents) was $97.0 million or 52.3% of total capitalization at December 31, 2007 compared to $106.8 million or 49.7% of total capitalization at year-end 2006. Total debt decreased $7.0 million to $103.5 million or 55.9% of total capitalization at December 31, 2007 compared to $110.5 million or 51.5% of total capitalization at December 31, 2006.

Net sales. Net sales and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Net sales are recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Cost of goods sold. Our cost of goods sold represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of goods sold also includes the cost to transport these products to our distribution centers.

SG&A expenses. Our SG&A expenses consist primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, depreciation, amortization, professional fees, facility expenses, bank charges, and warehouse and outbound freight expenses.

PERCENTAGE OF NET SALES

The following table sets forth consolidated statements of operations data as percentages of total net sales:

	Years Ended December 31,		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	60.8%	58.5%	62.4%
Gross margin	39.2%	41.5%	37.6%
SG&A expense	35.0%	34.0%	28.1%
Non-cash intangible impairment charges	9.0%	0.3%	0.0%
(Loss) income from operations	-4.8%	7.2%	9.5%

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales. Net sales increased 4.5% to $275.3 million for 2007 compared to $263.5 million the prior year. Wholesale sales decreased $0.6 million to $202.6 million for 2007 compared to $203.2 million for 2006. The $7.6 million decreases in sales in our outdoor and western footwear categories were offset by an increase in sales in our work footwear category. Retail sales were $70.7 million in 2007 compared to $59.2 million for 2006. The $11.5 million increase in retail sales results from the growth in market share experienced as a result of the bankruptcy of a leading competitor. Military segment sales, which occur from time to time, were $2.0 million for 2007 compared to $1.1 million in 2006. Average list prices for our footwear, apparel and accessories were similar in 2007 compared to 2006.

Gross margin. Gross margin decreased to $108.0 million or 39.2% of net sales for 2007 compared to $109.3 million or 41.5% of net sales for the prior year. The decrease in basis points is primarily attributable to a reduction in margin for wholesale sales offset by an increase in margin relating to the $1.2 million settlement of a previously cancelled military contract. Wholesale gross margin for 2007 was $70.4 million, or 34.8% of net sales, compared to $79.0 million, or 38.9% of net sales in 2006. The 410 basis point decrease reflects a decrease in sales price per unit for competitive reasons, as well as an increase in manufacturing costs from both our company operated facilities and third party manufacturers and an increase in sales of discontinued products at lower margins. Retail gross margin for 2007 was $36.1 million, or 51.1% of net sales, compared to $30.2 million, or 51.0% of net sales, in 2006. Military gross margin in 2007 was $1.4 million, or 72.9% of net sales, compared to $0.1 million, or 9.5% of net sales in 2006. The increase in basis points reflects the $1.2 million settlement of a previously cancelled military contract

SG&A expenses. SG&A expenses were $96.4 million, or 35.0% of net sales in 2007 compared to $89.6 million, or 34.0% of net sales for 2006. The net change primarily reflects increases in salaries and commissions of $3.1 million, bad debt and collection expense of $1.1 million, professional fees of $0.9 million, telecommunication expense of $0.7 million, vehicle expenses of $0.6 million, rents of $0.5 million, repairs and maintenance of $0.6 million, show expenses of $0.4 million and freight and handling of $0.3, offset by a decrease in benefits of $0.6 million and advertising expense of $1.5 million. SG&A expenses for 2006 include a gain on the sale of a company-owned property of $0.7 million and pension expense of $0.4 million relating to the pension curtailment relating to the freezing of the non-union pension plan in 2006.

Non-cash intangible impairment charges. As a result of our annual evaluation of intangible assets, under the terms and provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"), we recognized an impairment loss on the carrying value of goodwill in the amount of $24.9 million in 2007. Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, the company valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million; or $23.5 million, net of tax benefit; to our goodwill. In 2006, we recognized an impairment loss on the carrying value of the Gates trademark in the amount of $0.8 million.

Interest expense. Interest expense was $11.6 million in 2007, compared to $11.6 million for the prior year. Interest expense includes $0.8 million and $0.4 million of deferred financing costs for 2007 and 2006 respectively. A reduction in average borrowings resulted in a decrease of $0.4 million in interest expense for 2007.

Income taxes. Income tax benefit for the year ended December 31, 2007 was $1.4 million, compared to an expense of $2.8 million for the same period a year ago. In 2007, we recognized a $1.3 million benefit relating to the non-cash intangible impairment charge and a $0.3 million benefit relating to a prior year state income tax refund.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales. Net sales decreased 11% to $263.5 million for 2006 compared to $296.0 million the prior year. Wholesale sales decreased $6.8 million to $203.2 million for 2006 compared to $209.9 million for 2005. The $8.9 million decreases in sales in our outdoor footwear and apparel categories, which were impacted by unseasonably warm weather in late 2005, were partially offset by increases in sales in our work, western and duty footwear categories. Retail sales increased $0.8 million to $59.2 million in 2006 compared to $58.4 million for 2005. Military segment sales, which occur from time to time, were $1.1 million for 2006 compared to $27.7 million in 2005. Average list prices for our footwear, apparel and accessories were similar in 2006 compared to 2005.

Gross margin. Gross margin decreased to $109.3 million or 41.5% of net sales for 2006 compared to $111.2 million or 37.6% of net sales for the prior year. The increase in basis points is primarily attributable to a reduction in lower margin military sales in 2006. Wholesale gross margin for 2006 was $79.0 million, or 38.9% of net sales, compared to $76.4 million, or 36.4% of net sales in 2005. The increase in basis points reflects an increase mix of sales of work and western products, which carry higher gross margins than outdoor products. Retail gross margin for 2006 was $30.2 million, or 51.0% of net sales, compared to $30.3 million, or 51.9% of net sales, in 2005. Military gross margin in 2006 was $0.1 million, or 9.5% of net sales, compared to $4.5 million, or 16.4% of net sales in 2005.

SG&A expenses. SG&A expenses were $90.4 million, or 34.3% of net sales in 2006 compared to $83.2 million, or 28.1% of net sales for 2005. The net change reflects an increase in payroll and healthcare costs of $3.0 million that includes a $0.4 million pension curtailment charge relating to freezing the non-union pension plan, $0.4 million for the adoption of the stock compensation accounting standard, trademark impairment charge of $0.8 million, higher advertising expenses of $0.6 million, higher trade show expenses of $0.6 million, and additional professional fees $0.4 million. This is offset by the $0.7 million gain on the sale of a company-owned property that was sold in March 2006.

Interest expense. Interest expense was $11.6 million in 2006, compared to $9.3 million for the prior year. The increase was primarily due to higher interest rates and borrowing level.

Income taxes. Income tax expense for 2006 was $2.8 million, compared to $6.3 million in 2005. Our effective tax rate was 36.6% for 2006, versus 32.5% for 2005. The increase in our effective tax rate in 2006 was due primarily to the cessation of income tax incentive programs for our Lifestyle Footwear, Inc. and Subpart F tax at our Five Star Enterprises Ltd. operations, offset by a lower effective state tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity have been our income from operations and borrowings under our credit facility and other indebtedness. In January 2005, we incurred additional indebtedness to fund our acquisition of EJ Footwear as described below.

Over the last several years our principal uses of cash have been for our acquisition of EJ Footwear as well as for working capital and capital expenditures to support our growth. Our working capital consists primarily of trade receivables and inventory, offset by accounts payable and accrued expenses. Our working capital fluctuates throughout the year as a result of our seasonal business cycle and business expansion and is generally lowest in the months of January through March of each year and highest during the months of May through October of each year. We typically utilize our revolving credit facility to fund our seasonal working capital requirements. As a result, balances on our revolving credit facility will fluctuate significantly throughout the year. Our working capital increased to $135.3 million at December 31, 2007, compared to $135.6 million at the end of the prior year.

Our capital expenditures relate primarily to projects relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. Capital expenditures were $5.8 million for 2007 and $5.6 million in 2006. Capital expenditures for 2008 are anticipated to be approximately $5.0 million.

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance ("GMAC"), and with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS"), for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (weighted average of 9% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2007, we had $60.6 million in borrowings under this facility and total capacity of $84.8 million. Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2007, we had no retained earnings available for dividends. As of December 31, 2007, we were in compliance with these restrictive covenants.

We believe that our existing credit facilities coupled with cash generated from operations will provide sufficient liquidity to fund our operations for at least the next twelve months. Our continued liquidity, however, is contingent upon future operating performance, cash flows and our ability to meet financial covenants under our credit facilities.

Cash Flows

Cash Flow Summary	**2007**	**2006**	**2005**
	($ in millions)		
Cash provided by (used in):			
Operating activities	$16.5	$ 0.7	$ 8.4
Investing activities	(5.7)	(3.9)	(99.4)
Financing activities	(8.0)	5.3	87.5
Net change in cash and cash equivalents	$ 2.8	$ 2.1	$ (3.5)

Operating Activities. Net cash provided by operating activities totaled $16.5 million for Fiscal 2007, compared to $0.7 million for Fiscal 2006, and $8.4 million for Fiscal 2005. The principal sources of net cash in 2007 included decreases of $2.5 million in inventory and $2.9 million in income taxes receivable combined with increases of $2.1 million in accounts payable and $1.7 million in accrued and other liabilities The principal uses of net cash in 2006 included a $2.2 million increase in accounts receivable-trade related to wholesale sales growth in the fourth quarter, a $2.6 million increase in inventories to support anticipated sales growth in the first quarter of 2007, a $2.3 million increase in income tax receivable and a $2.9 million decrease in accounts payable during 2006. The principal uses of net cash in 2005 included a $6.6 million increase in accounts receivable-trade and $7.8 million increase in inventories during 2005, which was partially offset by a $1.1 million reduction in other assets and a $2.8 million increase in accounts payable.

Investing Activities. Net cash used in investing activities was $5.7 million in Fiscal 2007 compared to $3.9 million in Fiscal 2006 and $99.4 million in 2005. The principal use of cash in 2007 was for the purchase of molds and equipment associated with our manufacturing operations and for information technology software and system upgrades. The principal use of cash in 2006 was capital expenditures relating to our corporate offices, property, merchandising fixtures, molds and equipment associated with our manufacturing operations and for information technology. The principal uses of cash in 2005 were for the acquisition of the EJ Footwear Group ($93.1 million) and the purchase of fixed assets ($6.1 million).

Financing Activities. Cash used by financing activities during 2007 was $8.0 million compared to cash provided by financing activities of $5.3 million in 2006 and $87.5 million in 2005. Proceeds and repayments of the revolving credit facility reflect daily cash disbursement and deposit activity. The Company's financing activities during 2007 included cash proceeds from the issuance of debt of $40 million and proceeds from the exercise of stock options and related tax benefits of $0.4 million and repayments on long term debt of $32.8 million. The Company's financing activities during 2006 included cash proceeds from the issuance of debt of $30.1 million and proceeds from the exercise of stock options and related tax benefits of $0.8 million, offset by debt repayments of $25.0 million and debt financing costs of $0.6 million. The Company's financing activity during 2005 included cash proceeds from the issuance of debt of $96.0 million principally to finance the EJ Footwear acquisition and proceeds from the exercise of stock options of $1.1 million, offset by debt repayments of $7.2 million and debt financing costs of $2.4 million.

Borrowings and External Sources of Funds

Our borrowings and external sources of funds were as follows at December 31, 2007 and 2006:

	December 31	
	2007	2006
	($ in millions)	
Revolving credit facility	$ 60.5	$ 74.7
Term loans	40.0	32.5
Real estate and other obligations	3.0	3.3
Total debt	103.5	110.5
Less current maturities	0.3	7.3
Net long-term debt	$103.2	$103.2

Our real estate obligations were $3.0 million at December 31, 2007. The mortgage financing, completed in 2000, includes two of our facilities, with monthly payments of approximately $0.1 million through 2014.

We lease certain machinery, trucks, shoe centers, and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $2.8 million, $2.0 million, $1.4 million and $0.7 million for years 2008 through 2011, respectively, and $0.1 million for 2012, or approximately $7.0 million in total.

We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. We plan on exploring options to refinance our revolving credit line and term debt at more favorable interest rates in 2008.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2007 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2007:

	Payments Due by Year				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
			$ millions		
Long-term debt	$103.5	$ 0.3	$61.3	$40.8	$1.1
Minimum operating lease commitments	7.0	2.8	3.4	0.8	—
Expected cash requirements for interest(1)	34.2	9.9	17.1	7.1	0.1
Total contractual obligations	$144.7	$13.0	$81.8	$48.7	$1.2

(1) Assumes the following interest rates which are consistent with rates as of December 31, 2007: (1) 8.2% on the $100 million revolving credit facility; (2) 11.5% on the $40 million five-year term loan; and (3) 8.275% on the $3.0 million mortgage loans.

From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2007, no such losses existed.

Our ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

We are contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, we do not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Inflation

Our financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. We were able to mitigate the effects of inflation during 2007 due to these factors. It is anticipated that inflationary pressures during 2008 will be offset through increases in sales and profitability, due to improved operating leverage in our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our management regularly reviews our accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, intangibles, pension benefits and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our management believes the following critical accounting policies are most important to the portrayal of our financial condition and results of operations and require more significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized when the risk and title passes to the customer, while license fees are recognized when earned. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances

Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Sales returns and allowances

We record a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from our estimates. If we determine that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made. Sales returns and allowances for sales returns were approximately 5.2% and 4.7% of sales for 2007 and 2006, respectively.

Inventories

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of our inventories are considered saleable and we have been able to liquidate slow moving or obsolete inventories at amounts above cost through our factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of our inventory reserves and makes adjustments to them as required.

As of December 31, 2006, management was pursuing reimbursement from the U.S. military for costs associated with raw material purchases of $1.6 million. These raw material purchases were made exclusively for production under a subcontract for the U.S. military. Subsequent to the purchase of raw materials, the subcontract was cancelled for convenience by the U.S. military. In March 2007, we received a partial settlement and finalized the ultimate settlement of the contract in June 2007. As a result of this settlement and other third-party sales, the value of the raw material inventory was realized.

Intangible assets

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. Other assumptions include discount rates, royalty rates, cost of capital, and market multiples.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using the discounted cash flow and guideline company methods.

Pension benefits

Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. See Note 10, "Retirement Plans," to the consolidated financial statements for information on our plan and the assumptions used.

Pension expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of September 30 each year. The funded status of our plan and reconciliation of accrued pension cost is determined annually as of December 31. Actual results would be different using other assumptions. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. As a result of freezing the plan, we recognized a charge of approximately $0.4 million in the first quarter of 2006 for previously unrecognized service costs. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes

Management has recorded a valuation allowance to reduce its deferred tax assets for a portion of state and local income tax net operating losses that it believes may not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. At December 31, 2007, approximately $10.4 million of undistributed earnings remains that would become taxable upon repatriation to the United States.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") position EITF 06-3, "*How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is Gross versus Net Presentation)*" ("EITF 06-3"), which addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value-added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes, and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. We report sales, net of sales tax remittance. The adoption of EITF 06-3 on January 1, 2007 did not have a material effect on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." An uncertain tax position will be recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The cumulative effect of applying the provisions of this Interpretation is to be reported as a separate adjustment to the opening balance of retained earnings in the year of adoption. This statement is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We do not expect the provisions of the statement that apply to financial assets and liabilities to have an effect on our consolidated financial statements. We are currently in the process of evaluating the impact of the provisions applicable to non-financial assets and liabilities.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)*" ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of Statement No. 158 were effective for fiscal years ending after December 15, 2006. The adoption of Statement No. 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ending after December 15, 2008. We utilize a measurement date of September 30th and will be required to change that measurement date to December 31st.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115*" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption. We are currently evaluating the impact of adopting SFAS 159 on our financial statements. We do not anticipate the adoption of SFAS 159 will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, "*Business Combinations*" ("SFAS 141R"). SFAS 141R replaces SFAS 141, "*Business Combinations.*" The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase option; and, c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141 applies prospectively to business combinations for which the acquisition date is on of after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS 141 is prohibited. We do not anticipate the adoption of SFAS 141 will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No, 160, "*Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No, 51*" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing certain accounting and reporting standards that address: the ownership interests in subsidiaries held by parties other than the parent; the amount of net income attributable to the parent and non-controlling interest; changes in the parent's ownership interest; and, any retained non-controlling equity investment in a deconsolidated subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is prohibited. We do not anticipate the adoption of SFAS 160 will have a material impact on our financial statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management's intent, belief, expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as "believe," "anticipate," "expect," "will," "may," "should," "intend," "plan," "estimate," "predict," "potential," "continue," "likely" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Item 1A, Risk Factors" in this Annual Report on Form 10-K and other factors detailed from time to time in our filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We assume no obligation to update any forward-looking statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our primary market risk results from fluctuations in interest rates. We are also exposed to changes in the price of commodities used in its manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. We do not hold any material market risk sensitive instruments for trading purposes.

The following item is market rate sensitive for interest rates for the Company: (1) long-term debt consisting of a credit facility (as described below) with a balance at December 31, 2007 of $60.6 million.

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC, and with American Capital Financial Services, Inc., as agent, and ACAS, as lender, for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (weighted average of 9% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of LIBOR plus 3.25% or prime plus 1.75%, payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down a portion of the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5%, adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

We do not have any interest rate management agreements as of December 31, 2007.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Our consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2007, 2006, and 2005, together with the report of the independent registered public accounting firm thereon appear on pages F-1 through F-30 hereof and are incorporated herein by reference.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

As previously reported in our Current Report on Form 8-K, filed on August 6, 2007, on August 1, 2007, the Audit Committee of the Board of Directors dismissed Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm. Deloitte's reports on our consolidated financial statements for the fiscal years ended December 31,

2006, and December 31, 2005, did not contain any adverse opinion or disclaimer opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the 2006 report included an explanatory paragraph relating to our adoption of Financial Accounting Standard No. 123R, Share-Based Payment, and Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans.

Also on August 1, 2007, the Audit Committee approved the engagement of Schneider Downs & Co., Inc. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2007. The decision to appoint Schneider Downs & Co., Inc. as our independent registered public accounting firm was made by the Audit Committee and was the result of a competitive review process involving several accounting firms.

During our fiscal years ended December 31, 2006, and December 31, 2005, and through August 1, 2007, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) which, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference thereto in its report on our consolidated financial statements for such years.

In addition, no reportable events (as defined by Item 304(a)(1)(v) of Regulation S-K) occurred during our fiscal years ended December 31, 2006, and December 31, 2005, or through August 1, 2007.

During our fiscal years ended December 31, 2006, and December 31, 2005, and through August 1, 2007, neither we nor anyone on our behalf consulted with Schneider Downs & Co., Inc. regarding any of the matters or events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

As part of our evaluation of the effectiveness of internal controls over financial reporting described below, we made certain improvements to our internal controls. However, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Schneider Downs & Co., Inc., our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal controls over financial reporting which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited Rocky Brands Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rocky Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of operations, shareholders' equity, and cash flows of the Company, and our report dated March 5, 2008 expressed an unqualified opinion.

/s/ Schneider Downs & Co., Inc.
Columbus, Ohio
March 5, 2008

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS — EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 27, 2008, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics is posted on our website at www.rockyboots.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Brands, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required by this item is included under the captions "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.*

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS — OWNERSHIP OF COMMON STOCK BY MANAGEMENT," "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," and "EQUITY COMPENSATION PLAN INFORMATION," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.*

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS — COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION/RELATED PARTY TRANSACTIONS" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required by this item is included under the caption "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

Reports of Independent Registered Public Accounting Firms	F-1 — F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3 — F-4
Consolidated Statements of Operations for the years ended December 31, 2007, 2006, and 2005	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006, and 2005	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005	F-7
Notes to Consolidated Financial Statements for the years ended December 31, 2007, 2006, and 2005	F-8 — F-28

(2) The following financial statement schedule for the years ended December 31, 2007, 2006, and 2005 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II — Consolidated Valuation and Qualifying Accounts. Reports of Independent Registered Public Accounting Firms on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.2	Amendment to Company's Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
3.3	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement")).
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.3).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).

Exhibit Number	Description
10.5	Form of Company's amended 1992 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 1995 Form 10-K).
10.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement).
10.7	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.8	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7.
10.9	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.10	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.11	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.12	Form of Employment Agreement, dated September 7, 1995, for executive officers (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.13	Information covering Employment Agreements substantially similar to Exhibit 10.23 (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.14	Lease Contract dated December 16, 1999, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.15	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.16	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).
10.17	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.18	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
10.19	Company's 2004 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, held on May 11, 2004, filed on April 6, 2004).
10.20	Renewal of Lease Contract, dated June 24, 2004, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).
10.21	Second Amendment to Lease Agreement, dated as of July 26, 2004, between Rocky Shoes & Boots, Inc. and the William Brooks Real Estate Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.22	Form of Option Award Agreement under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).
10.23	Form of Restricted Stock Award Agreement relating to the Retainer Shares issued under the Company's 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 7, 2005).

Exhibit Number	Description
10.24	Loan and Security Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as Agent and as Lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).
10.25	Note Purchase Agreement, dated as of January 6, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Georgia Boot Properties LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, and Lehigh Safety Shoe Properties LLC, as Loan Parties, American Capital Financial Services, Inc., as Agent, and American Capital Strategies, Ltd., as Purchaser (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 6, 2005, filed with the Securities and Exchange Commission on January 12, 2005).
10.26	Amendment No. 1 to Loan and Security Agreement and Consent, dated as of January 19, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, Bank of America, N.A., as syndication agent and Royal Bank of Scotland PLC, as documentation agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 19, 2005, filed with the Securities and Exchange Commission on January 21, 2005).
10.27	Executive Employment Agreement, dated as of December 1, 2004, between Georgia Boot LLC and Thomas R. Morrison (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
10.28	Amendment No. 2 to Loan and Security Agreement and Consent, dated as of September 12, 2005, by and among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders, and Bank of America, N.A., as syndication agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
10.29	Amendment No. 3 to Loan and Security Agreement, dated as of June 28, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).
10.30	First Amendment to Note Purchase Agreement, dated as of January 28, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 28, 2006, filed with the Securities and Exchange Commission on July 5, 2006).

Exhibit Number	Description
10.31	Amendment No. 4 to Loan and Security Agreement and Waiver, dated as of November 8, 2006 , by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).
10.32	Second Amendment to Note Purchase Agreement and Waiver, dated as of November 8, 2006, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., EJ Footwear LLC, HM Lehigh Safety Shoe Co. LLC, Georgia Boot LLC, Durango Boot Company LLC, Northlake Boot Company LLC, Lehigh Safety Shoe Co. LLC, Georgia Boot Properties LLC, and Lehigh Safety Shoe Properties LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchaser"), and American Capital Financial Services, Inc., as administrative and collateral agent for the Purchasers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 8, 2006, filed with the Securities and Exchange Commission on November 13, 2006).
10.33	Description of the Material Terms of Rocky Brands, Inc.'s Bonus Plan for the Fiscal Year Ending December 31, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 14, 2007, filed with the Securities and Exchange Commission on December 20, 2007).
10.34	Schedule of Outside Director Fees as of January 1, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 15, 2006, filed with the Securities and Exchange Commission on December 21, 2006).
10.35	Schedule of Named Executive Officer Base Salaries as of January 1, 2007 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 15, 2006, filed with the Securities and Exchange Commission on December 21, 2006).
10.36	Amendment No. 5 to Loan and Security Agreement and Waiver, dated as of January 1, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.37	Note Purchase Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as the Loan Parties, the purchasers party thereto (each a "Purchaser" and collectively, the "Purchasers"), and Laminar Direct Capital L.P., as collateral agent for the Purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.38	Amended and Restated Loan and Security Agreement, dated as of May 25, 2007, by and among Rocky Brands, Inc., Lifestyle Footwear, Inc., Rocky Brands Wholesale LLC, and Rocky Brands Retail LLC, as Borrowers, the financial institutions party thereto (each a "Lender" and collectively, the "Lenders"), and GMAC Commercial Finance LLC, as administrative agent and sole lead arranger for the Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report of Form 8-K dated May 25, 2007, filed with the Securities and Exchange Commission on May 30, 2007).
10.39	Employment Agreement, dated July 20, 2007, between Rocky Brands, Inc. and Thomas R. Morrison (incorporated by reference to Exhibit 10.1 to the Company's Current Report of Form 8-K dated July 20, 2007, filed with the Securities and Exchange Commission on July 26, 2007).
16	Letter of Deloitte & Touche LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the Company's Current Report of Form 8-K dated August 1, 2007, filed with the Securities and Exchange Commission on August 6, 2007).
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company's Annual Report of Form 10-K for the fiscal year ended December 31, 2006).
23.1*	Independent Registered Public Accounting Firm's Consent of Schneider Downs & Co., Inc.
23.2*	Independent Registered Public Accounting Firm's Consent of Deloitte & Touche LLP.

Exhibit Number	Description
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32**	Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.
99.1*	Independent Registered Public Accounting Firm's Report of Schneider Downs & Co., Inc. on Schedules.
99.2*	Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP on Schedules.
99.3*	Financial Statement Schedule.

* Filed with this Annual Report on Form 10-K.

** Furnished with this Annual Report on Form 10-K.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY BRANDS, INC.

By: /s/ James E. McDonald

James E. McDonald,
Executive Vice President and Chief Financial Officer

Date: March 6, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2008
/s/ James E. McDonald James E. McDonald	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2008
*Curtis A. Loveland Curtis A. Loveland	Secretary and Director	March 6, 2008
*J. Patrick Campbell J. Patrick Campbell	Director	March 6, 2008
*Glenn E. Corlett Glenn E. Corlett	Director	March 6, 2008
*Michael L. Finn Michael L. Finn	Director	March 6, 2008
*G. Courtney Haning G. Courtney Haning	Director	March 6, 2008
*Harley E. Rouda Harley E. Rouda	Director	March 6, 2008
*James L. Stewart James L. Stewart	Director	March 6, 2008

*By: /s/ Mike Brooks

Mike Brooks, Attorney-in-Fact

ROCKY BRANDS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rocky Brands, Inc.:

We have audited the accompanying consolidated balance sheet of Rocky Brands, Inc. and subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Brands, Inc. and subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company changed the manner in which it accounts for share-based compensation. In addition, as discussed in Note 1, the Company changed the manner in which it records the funded status of its defined benefit pension effective December 31, 2006.



Columbus, Ohio
March 14, 2007

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,537,884	$ 3,731,253
Trade receivables — net	65,931,092	65,259,580
Other receivables	674,707	1,159,444
Inventories	75,403,664	77,948,976
Deferred income taxes	1,952,536	3,902,775
Income tax receivable	719,945	3,632,808
Prepaid expenses	2,226,920	1,581,303
Total current assets	153,446,748	157,216,139
FIXED ASSETS — net	24,484,050	24,349,674
PENSION ASSET	—	13,564
IDENTIFIED INTANGIBLES	36,509,690	37,105,291
GOODWILL	—	24,874,368
OTHER ASSETS	2,284,039	2,796,776
TOTAL ASSETS	$216,724,527	$246,355,812

See notes to consolidated financial statements

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
CURRENT LIABILITIES:		
Accounts payable	$ 11,908,902	$ 10,162,291
Current maturities — long term debt	324,648	7,288,474
Accrued expenses:		
Salaries and wages	751,134	178,235
Co-op advertising	840,818	452,272
Interest	487,446	338,281
Taxes — other	516,038	552,782
Commissions	717,564	649,636
Other	2,624,121	2,025,079
Total current liabilities	18,170,671	21,647,050
LONG TERM DEBT-less current maturities	103,220,384	103,203,107
DEFERRED LIABILITIES:		
Deferred income taxes	13,247,953	17,009,025
Pension liability	125,724	—
Other deferred liabilities	235,204	368,580
TOTAL LIABILITIES	134,999,936	142,227,762
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; outstanding; 2007 — 5,488,293 and 2006 — 5,417,198; and additional paid-in capital	53,997,960	53,238,841
Accumulated other comprehensive loss	(1,051,232)	(993,182)
Retained earnings	28,777,863	51,882,391
Total shareholders' equity	81,724,591	104,128,050
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$216,724,527	$246,355,812

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2007	2006	2005
NET SALES	$275,266,811	$263,491,380	$296,022,614
COST OF GOODS SOLD	167,272,735	154,173,994	184,793,488
GROSS MARGIN	107,994,076	109,317,386	111,229,126
OPERATING EXPENSES			
SELLING, GENERALAND ADMINISTRATIVE EXPENSES	96,409,467	89,624,072	83,164,758
NON-CASH INTANGIBLE IMPAIRMENT CHARGES	24,874,368	762,000	—
Total operating expenses	121,283,835	90,386,072	83,164,758
(LOSS) INCOME FROM OPERATIONS	(13,289,759)	18,931,314	28,064,368
OTHER INCOME AND (EXPENSES):			
Interest expense	(11,643,870)	(11,567,842)	(9,256,867)
Other — net	389,519	242,059	464,385
Total other — net	(11,254,351)	(11,325,783)	(8,792,482)
(LOSS) INCOME BEFORE INCOME TAXES	(24,544,110)	7,605,531	19,271,886
INCOME TAX (BENEFIT) EXPENSE	(1,439,582)	2,786,249	6,258,047
NET (LOSS) INCOME	$(23,104,528)	$ 4,819,282	$ 13,013,839
NET (LOSS) INCOME PER SHARE			
Basic	$ (4.22)	$ 0.89	$ 2.48
Diluted	$ (4.22)	$ 0.86	$ 2.33
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	5,476,281	5,392,390	5,257,530
Diluted	5,476,281	5,578,176	5,584,771

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares Outstanding	Amount			
BALANCE — December 31, 2004	4,694,670	$38,399,114	$(1,077,586)	$ 34,049,270	$ 71,370,798
YEAR ENDED DECEMBER 31, 2005					
Net income				13,013,839	13,013,839
Minimum pension liability, net of tax benefit of $387,649			1,077,586		1,077,586
Comprehensive income					14,091,425
Treasury stock purchased and retired	484,261	11,573,838			11,573,838
Stock issued and options exercised including related tax benefits	172,092	2,057,061			2,057,061
BALANCE — December 31, 2005	5,351,023	52,030,013	—	47,063,109	99,093,122
YEAR ENDED DECEMBER 31, 2006 Net income				4,819,282	4,819,282
Comprehensive income					4,819,282
Adoption of FAS 158, net of tax benefit of $583,298			(993,182)		(993,182)
Stock compensation expense		391,674			391,674
Stock issued and options exercised including related tax benefits	66,175	817,154			817,154
BALANCE — December 31, 2006	5,417,198	$53,238,841	$ (993,182)	$ 51,882,391	$104,128,050
YEAR ENDED DECEMBER 31, 2007					
Net loss				(23,104,528)	(23,104,528)
Pension expense, net of tax benefit of $32,682			(58,050)		(58,050)
Comprehensive loss					(23,162,578)
Stock compensation expense	7,595	382,057			382,057
Stock issued and options exercised including related tax benefits	63,500	377,062			377,062
BALANCE — December 31, 2007	5,488,293	$53,997,960	$(1,051,232)	$ 28,777,863	$ 81,724,591

See notes to consolidated financial statements.

ROCKY BRANDS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (23,104,528)	$ 4,819,282	$ 13,013,839
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	5,761,976	5,270,307	4,929,554
Deferred income taxes	(1,778,154)	345,350	1,134,840
Tax benefit related to stock options	—	—	774,183
Deferred compensation and pension	(84,821)	292,541	526,855
(Gain) loss on disposal of fixed assets	43,632	(557,938)	3,947
Stock compensation expense	340,479	391,674	192,368
Intangible impairment charge	24,874,368	762,000	—
Write off of deferred financing costs for repayment	811,582	382,144	—
Change in assets and liabilities (net of effect from acquisition in 2005):			
Receivables	(186,775)	(2,216,274)	(6,563,373)
Inventories	2,545,312	(2,562,244)	(7,787,064)
Income tax receivable	2,912,863	(2,285,988)	917,711
Other current assets	(645,616)	(83,850)	(164,492)
Other assets	1,164,845	645,211	1,116,169
Accounts payable	2,062,628	(2,931,106)	2,797,873
Accrued and other liabilities	1,740,839	(1,580,592)	(2,427,247)
Net cash provided by operating activities	16,458,630	690,517	8,465,163
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(5,842,107)	(5,626,803)	(6,052,483)
Proceeds from sales of fixed assets	250,002	1,853,336	40,757
Acquisition of business	—	—	(93,097,923)
Investment in trademarks and patents	(68,295)	(120,606)	(328,522)
Net cash used in investing activities	(5,660,400)	(3,894,073)	(99,438,171)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	273,823,538	269,565,766	340,366,601
Repayments of revolving credit facility	(287,973,509)	(254,437,280)	(292,338,539)
Proceeds from long-term debt	40,000,000	15,000,000	48,000,000
Repayments of long-term debt	(32,796,578)	(25,009,511)	(7,192,020)
Debt financing costs	(1,463,690)	(610,000)	(2,405,723)
Proceeds from exercise of stock options	372,275	411,604	1,090,510
Tax benefit related to stock options	46,365	405,550	—
Net cash (used in) provided by financing activities	(7,991,599)	5,326,129	87,520,829
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,806,631	2,122,573	(3,452,179)
CASH AND CASH EQUIVALENTS:			
BEGINNING OF PERIOD	3,731,253	1,608,680	5,060,859
END OF PERIOD	$ 6,537,884	$ 3,731,253	$ 1,608,680

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Rocky Brands, Inc. ("Rocky.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star"), Rocky Canada, Inc. ("Rocky Canada"), Rocky Brands Wholesale LLC and Rocky Brands Retail LLC, collectively referred to as the "Company." All inter-company transactions have been eliminated.

Business Activity — We are a leading designer, manufacturer and marketer of premium quality footwear marketed under a portfolio of well recognized brand names including Rocky Outdoor Gear, Georgia Boot, Durango, Lehigh and Dickies. Our brands have a long history of representing high quality, comfortable, functional and durable footwear and our products are organized around four target markets: outdoor, work, duty and western. In addition, as part of our strategy of outfitting consumers from head-to-toe, we market complementary branded apparel and accessories that we believe leverage the strength and positioning of each of our brands.

Our products are distributed through three distinct business segments: wholesale, retail and military. In our wholesale business, we distribute our products through a wide range of distribution channels representing over ten thousand retail store locations in the U.S. and Canada. Our wholesale channels vary by product line and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers. Our retail business includes direct sales of our products to consumers through our Lehigh mobile and retail stores (including a fleet of 94 trucks, supported by 48 small warehouses that include retail stores, which we refer to as mini-stores), our Rocky outlet store and our websites. We also sell footwear under the Rocky label to the U.S. military.

We did not have any single customer account for more than 10% of consolidated net sales in 2007, 2006 or 2005.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are primarily held in four banks. Balances may exceed federally insured limits.

Trade Receivables — Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $974,000 and $838,000 at December 31, 2007 and 2006, respectively. The allowance for uncollectible accounts is calculated based on the relative age and size of trade receivable balances.

Concentration of Credit Risk — We have significant transactions with a large number of customers. No customer represented 10% of trade receivables — net as of December 31, 2007 and 2006. Our exposure to credit risk is impacted by the economic climate affecting the retail shoe industry. We manage this risk by performing ongoing credit evaluations of our customers and maintain reserves for potential uncollectible accounts.

Supplier and Labor Concentrations — We purchase raw materials from a number of domestic and foreign sources. We currently buy the majority of our waterproof fabric, a component used in a significant portion of our shoes and boots, from one supplier (W.L. Gore & Associates, Inc.). We have had a relationship with this supplier for over 20 years and have no reason to believe that such relationship will not continue.

We produce a portion of our shoes and boots in our Dominican Republic operation and in out Puerto Rico operation. We are not aware of any governmental or economic restrictions that would alter these current operations.

We source a significant portion of our footwear, apparel and gloves from manufacturers in the Far East, primarily China. We are not aware of any governmental or economic restrictions that would alter our current sourcing operations.

Inventories — Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on our periodic estimates of NRV.

Fixed Assets — The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	3-8
Lasts, dies, and patterns	3

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Goodwill and Trademarks — Goodwill and trademarks are considered indefinite lived assets and are not amortized. All goodwill relates to our Wholesale segment.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using the discounted cash flow and guideline company methods.

Advertising — We expense advertising costs as incurred. Advertising expense was approximately $6,709,000, $8,252,000, and $7,851,000 for 2007, 2006 and 2005, respectively.

Revenue Recognition — Revenue and related cost of goods sold are recognized at the time products are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon specific customer agreements and historical trends.

Shipping and Handling Costs — In accordance with the Emerging Issues Tax Force ("EITF") No. 00-10 "*Accounting For Shipping and Handling Fees And Costs*," all shipping and handling costs billed to customers have been included in net sales. Shipping and handling costs associated with those billed to customers and included in selling, general and administrative costs totaled approximately $7,173,000, $6,518,000 and $6,433,000 in 2007, 2006 and 2005, respectively. Our gross profit may not be comparable to other entities whose shipping and handling is a component of cost of sales.

Per Share Information — Basic net (loss) income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2007	2006	2005
Basic — weighted average shares outstanding	5,476,281	5,392,390	5,257,530
Dilutive securities — stock options	—	185,786	327,241
Diluted — weighted average shares outstanding	5,476,281	5,578,176	5,584,771
Anti-Diluted securities — stock options	472,551	251,669	125,000

Asset Impairments — Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets,"* to ascertain whether property and equipment and certain finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to fair value as determined from expected future discounted cash flows.

In accordance with SFAS 142, *"Goodwill and Other Intangibles,"* we test intangible assets with indefinite lives and goodwill for impairment annually or when conditions indicate impairment may have occurred.

Comprehensive (Loss) Income — Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income is composed of two subsets — net (loss) income and other comprehensive (loss) income.

Recently Adopted Financial Accounting Standards — In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") position EITF 06-3, "*How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is Gross versus Net Presentation)*" ("EITF 06-3"), which addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value-added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes, and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. We report sales, net of sales tax remittance. The adoption of EITF 06-3 on January 1, 2007 did not have a material effect on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" An uncertain tax position will be recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The cumulative effect of applying the provisions of this Interpretation is to be reported as a separate adjustment to the opening balance of retained earnings in the year of adoption. This statement is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. We do not expect the provisions of the statement that apply to financial assets and liabilities to have an effect on our consolidated financial statements. We are currently in the process of evaluating the impact of the provisions applicable to non-financial assets and liabilities.

In February 2008, the FASB issued *FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157*" ("FSP FAS 157-2"). FSP FAS 157-2 defers the effective date provision of SFAS 157. As a result of the issuance of FSP FAS 157-2, the provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an Amendment of FASB Statements 87, 88, 106, and 132(R)*" ("SFAS 158"). SFAS 158, requires an employer to recognize in its statement of financial position the funded status of its defined benefit plans and to recognize as a component of other comprehensive income, net of tax, any unrecognized transition obligations and assets, the actuarial gains and losses and prior service costs and credits that arise during the period. The recognition provisions of SFAS 158 were effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 as of December 31, 2006 resulted in a write-down of our pension asset by $1.6 million, increased accumulated other comprehensive loss by $1.0 million, and decreased deferred income tax liabilities by $0.6 million. In addition, SFAS 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. However, the new measurement date requirement will not be effective until fiscal years ending after December 15, 2008. We utilize a measurement date of September 30th and will be required to change that measurement date to December 31st.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of statement No. 115*" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for annual periods in fiscal years beginning after November 15, 2007. If the fair value option is elected, the effect of the first re-measurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. In the event we elect the fair value option promulgated by this standard, the valuations of certain assets and liabilities may be impacted. The statement is applied prospectively upon adoption. We are currently evaluating the impact of adopting SFAS 159 on our financial statements. We do not anticipate the adoption of SFAS 159 will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, "*Business Combinations*" ("SFAS 141R"). SFAS 141R replaces SFAS 141, "*Business Combinations.*" The objective of SFAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase option; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141 applies prospectively to business combinations for which the acquisition date is on of after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS 141 is prohibited. We do not anticipate the adoption of SFAS 141 will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No, 160, "*Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No, 51*" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing certain accounting and reporting standards that address: the ownership interests in subsidiaries held by parties other than the parent; the amount of net income attributable to the parent and non-controlling interest; changes in the parent's ownership interest; and any retained non-controlling equity investment in a deconsolidated subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is prohibited. We do not anticipate the adoption of SFAS 160 will have a material impact on our financial statements.

2. ACQUISITIONS

EJ Footwear Group

On January 6, 2005, we completed the purchase of 100% of the issued and outstanding voting limited interests of the EJ Footwear Group from SILLC Holdings LLC.

The EJ Footwear Group was acquired to expand the Company's branded product lines, principally occupational products, and provide new channels for our existing product lines. The aggregate purchase price for the interests of EJ Footwear Group, including closing date working capital adjustments, was approximately $93.1 million in cash plus 484,261 shares of our common stock valued at $11,573,838. Common stock value was based on the average closing share price during the three days preceding and three days subsequent to the date of the acquisition agreement.

We allocated the purchase price to the tangible and intangible assets and liabilities acquired based upon the fair values and income tax basis. Goodwill resulting from the transaction is not tax deductible. The purchase price was allocated as follows:

Purchase price allocation:	
Cash	$ 91,298,435
Common shares — 484,261 shares	11,573,838
Transaction costs	1,799,488
	$104,671,761
Allocated to:	
Current assets	$ 64,727,065
Fixed assets and other assets	2,781,379
Identified intangibles	36,000,000
Goodwill	22,405,776
Liabilities	(11,307,184)
Deferred taxes	(9,935,275)
	$104,671,761

3. INVENTORIES

Inventories are comprised of the following:

	December 31, 2007	December 31, 2006
Raw materials	$ 6,086,118	$ 6,564,731
Work-in-process	144,171	249,644
Finished goods	69,301,375	71,518,898
Reserve for obsolescence or lower of cost or market	(128,000)	(384,297)
Total	$75,403,664	$77,948,976

Included in raw materials, at December 31, 2006, is $1.6 million of purchases associated with the U.S. military. These raw material purchases were made exclusively for production under a subcontract for the U.S. military. Subsequent to the purchase of raw materials, the subcontract was cancelled for convenience by the U.S. military. During 2007, we reached a settlement agreement with the U.S. military for this contract. As a result of this settlement and other third-party sales, the value of the raw material inventory was realized. In addition, the settlement provided for a reimbursement of expenses incurred in prior periods. This reimbursement is recognized as a reduction of cost of goods sold of approximately $1.2 million in 2007's operating results.

4. IDENTIFIED INTANGIBLE ASSETS

A schedule of identified intangible assets is as follows:

December 31, 2007	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$28,272,514	$ 86,251	$28,186,263
Retail	6,900,000	—	6,900,000
Patents	2,276,132	1,252,705	1,023,427
Customer Relationships	1,000,000	600,000	400,000
Total Intangibles	$38,448,646	$1,938,956	$36,509,690

December 31, 2006	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks			
Wholesale	$28,241,370		$28,241,370
Retail	6,900,000		6,900,000
Patents	2,238,981	$ 875,060	1,363,921
Customer Relationships	1,000,000	400,000	600,000
Total Intangibles	$38,380,351	$1,275,060	$37,105,291

Amortization expense related to fixed-lived intangible assets was approximately $664,000, $574,000 and $569,000 in 2007, 2006 and 2005, respectively. Such amortization expense will be approximately $662,000 per year from 2008 to 2009, and $122,000 for 2010 and $121,000 for 2011.

The weighted average lives of patents and customer relationships acquired in the EJ Footwear Group acquisition is 5 years.

In the fourth quarter of 2005, we adjusted trademarks by $8,800,000 and goodwill by $3,343,094 to record the final valuation of intangible assets.

All goodwill is reported under our Wholesale segment. As of December 31, 2005, our consolidated balance sheet included $24.0 million of goodwill. In the second quarter of 2006, a net operating loss carry forward recorded in the purchase of EJ Footwear Group as a deferred tax asset was reduced by $0.9 million and goodwill was increased by $0.9 million as a result of the finalization of the income tax basis of net operating losses of the EJ Footwear Group prior to the purchase.

Intangible assets, including goodwill, trademarks and patents are reviewed for impairment annually, and more frequently, if necessary. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. Other assumptions include discount rates, royalty rates, cost of capital, and market multiples.

We perform such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We compare the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value, for the testing of goodwill, is determined using the discounted cash flow and guideline company methods. Fair value, for the testing, of other indefinite-lived intangible assets is determined using the relief from royalty method.

We evaluated our indefinite lived trademarks under the terms and provisions of SFAS 142. SFAS 142 requires that we compare the fair value of an intangible asset with its carrying amount. As a result of this evaluation, in the fourth quarter of 2006 we recognized an impairment loss on the carrying value of the Gates trademark in the amount of $0.8 million. This charge is reflected in operating expenses under the caption, "*Non-cash intangible impairment charges*." Based on the results of this evaluation, we determined the Gates trademark should be characterized as a definite lived asset that will be amortized over a useful life of twelve years. The Gates trademark is reported under our Wholesale segment.

We evaluated our goodwill under the terms and provisions of SFAS 142. As a result of this evaluation, in the fourth quarter of 2007 we recognized an impairment loss on the entire carrying value of our goodwill in the amount of $24.9 million. This evaluation indicated that the entire amount of goodwill was impaired, principally due to weakness in the calculated enterprise value in comparison to the carrying value. This charge is reflected in operating expenses under the caption, "Non-cash intangible impairment charges." Because the trading value of our shares indicated a level of equity market capitalization below our book value at the time of the annual impairment test, there was indication that our goodwill could be impaired. In performing the first step of the impairment test, the company valued the wholesale segment, for which all the goodwill applied, based on the guideline company method. The companies we selected are publicly traded wholesale competitors who manufacture shoes and apparel. While the selected companies may differ from the wholesale division in terms of the specific products they provide, they have similar financial risks and operating performance and reflect current economic conditions for the footwear and apparel industry in general. As a result of this analysis, it was determined that an indication of impairment did exist and the results of the second step of the impairment test resulted in an impairment of $24.9 million; or $23.5 million, net of tax benefit; to our goodwill.

5. OTHER ASSETS

Other assets consist of the following:

	December 31,	
	2007	2006
Deferred financing costs	$1,954,971	$1,983,951
Other	329,068	812,825
Total	$2,284,039	$2,796,776

6. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31,	
	2007	2006
Land	$ 671,035	$ 671,035
Buildings	17,134,830	16,745,419
Machinery and equipment	26,326,475	24,881,320
Furniture and fixtures	3,312,564	4,282,040
Lasts, dies and patterns	12,038,090	13,282,224
Construction work-in-progress	315,686	79,685
Total	59,798,680	59,941,723
Less — accumulated depreciation	(35,314,630)	(35,592,049)
Net Fixed Assets	$ 24,484,050	$ 24,349,674

We incurred approximately $5,098,000, $4,696,000 and $4,361,000 in depreciation expense for 2007, 2006 and 2005, respectively.

7. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31,	
	2007	2006
Bank — revolving credit facility	$ 60,558,687	$ 74,708,658
Term loans	40,000,000	32,473,810
Real estate obligations	2,986,345	3,309,113
Total	103,545,032	110,491,581
Less — current maturities	324,648	7,288,474
Net long-term debt	$103,220,384	$103,203,107

In conjunction with the completion of our 2005 acquisition of EJ Footwear, we entered into agreements with GMAC Commercial Finance ("GMAC") and with American Capital Financial Services, Inc., as agent, and American Capital Strategies, Ltd., as lender (collectively, "ACAS"), for credit facilities totaling $148 million. The credit facilities were used to fund the acquisition of EJ Footwear. Under the terms of the agreements, the interest rates and repayment terms were: (1) a five-year $100 million revolving credit facility with GMAC with an interest rate of LIBOR plus 2.5% or prime plus 1.0% at our option (a weighted average of 8.31% at December 31, 2006); (2) an $18 million term loan with GMAC with an interest rate of LIBOR plus 3.25% or prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable in equal quarterly installments over three years beginning in 2005; and (3) a $30 million term loan with ACAS with an interest rate of LIBOR plus 8.0%, payable in equal installments from 2008 through 2011. The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory.

In June 2006, we amended our debt agreement with GMAC to include a new three-year, $15 million term loan with an interest rate of (1) LIBOR plus 3.25% or (2) prime plus 1.75% at our option (a weighted average of 9.0% at December 31, 2006), payable over three years beginning in September 2006. The proceeds from the new term loan were used to pay down the $30 million ACAS term loan. In conjunction with this repayment, we amended the terms of the ACAS term loan, including lowering the interest rate to LIBOR plus 6.5% (14.3% as of December 31, 2006), adjusting the repayment schedule to reflect the lower loan balance payable in equal installments from August 2009 to January 2011, and modifying certain restrictive loan covenants.

In November 2006, we amended the terms of the restrictive covenants through December 2007 pertaining to minimum EBITDA, senior and total leverage, and fixed charges. This amendment increased the interest rate on borrowings under the ACAS agreement to LIBOR plus 8.5%.

The total amount available on our revolving credit facility is subject to a borrowing base calculation based on various percentages of accounts receivable and inventory. As of December 31, 2007, we had $60.6 million in borrowings under this facility and total capacity of $84.8 million.

In May 2007, we entered into a Note Purchase Agreement, totaling $40 million, with Laminar Direct Capital L.P., Whitebox Hedged High Yield Partners, L.P. and GPC LIX L.L.C., and issued notes to them for $20 million, $17.5 million and $2.5 million, respectively, at an interest rate of 11.5% payable semi-annually over the five year term of the notes. Principal repayment is due at maturity in May 2012. The proceeds from these notes were used to pay down the GMAC Commercial Finance ("GMAC") term loans which totaled approximately $17.5 million and the $15 million American Capital Strategies, LTD ("ACAS") term loan. The balance of the proceeds, net of debt acquisition costs of approximately $1.5 million, was used to reduce the outstanding balance on the revolving credit facility. The Note Purchase Agreement is secured by a security interest in our assets and is subordinate to the security interest under the GMAC line of credit.

Our credit facilities contain certain restrictive covenants, which among other things, require us to maintain a certain minimum EBITDA and certain leverage and fixed charge coverage ratios. At December 31, 2007, we had no retained earnings available for the payment of dividends. As of December 31, 2007, we were in compliance with these restrictive covenants.

At December 31, 2007, the carrying amount of the revolving credit facility and term loans approximates fair value as these are variable and fixed rate-based borrowings, respectively. The carry amount of the mortgages also approximates fair value, as this was the available financing in the marketplace during the year.

Long-term debt maturities are as follows for the years ended December 31:

2008	$ 324,648
2009	352,556
2010	60,941,550
2011	415,773
2012	40,451,514
Thereafter	1,058,991
Total	$103,545,032

As of December 31, 2007, our real estate obligations incur interest at a rate of 8.275%.

8. OPERATING LEASES

We lease certain machinery, trucks, and facilities under operating leases that generally provide for renewal options. We incurred approximately $3,613,000, $3,208,000 and $3,349,000 in rent expense under operating lease arrangements for 2007, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2008	$2,826,000
2009	1,989,000
2010	1,397,000
2011	685,000
2012	117,000
Total	$7,014,000

9. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

	Years Ended December 31,		
	2007	2006	2005
Federal:			
Current	$ 194,685	$1,669,144	$3,994,381
Deferred	(1,415,442)	1,180,717	1,087,396
Total Federal	(1,220,757)	2,849,861	5,081,777
State & local:			
Current	59,522	506,794	844,857
Deferred	(355,883)	(835,267)	47,444
Total State & local	(296,361)	(328,473)	892,301
Foreign (current)			
Current	84,365	264,861	283,969
Deferred	(6,829)	—	—
Total Foreign	77,536	264,861	283,969
		—	—
Total	$(1,439,582)	$2,786,249	$6,258,047

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the applicable Federal statutory rate for all periods to income before income taxes follows:

	Years Ended December 31,		
	2007	2006	2005
Expected (benefit) expense at statutory rate	$(8,589,116)	$2,668,345	$6,745,160
Increase (decrease) in income taxes resulting from:			
Exempt income from operations in Puerto Rico	—	—	(560,000)
Exempt income from Dominican Republic operations due to tax holiday	(563,920)	(639,347)	(610,771)
Subpart F income from Dominican Republic operations	—	883,952	—
Tax on repatriated earnings from Dominican Republic operations	563,920	—	—
Goodwill impairment	7,374,919	—	—
State and local income taxes	(248,867)	(117,031)	579,993
Other — net	23,482	(9,670)	103,665
Total	$(1,439,582)	$2,786,249	$6,258,047

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2007 and 2006 consist of the following:

	December 31,	
	2007	2006
Deferred tax assets:		
Asset valuation allowances and accrued expenses	$ 1,749,026	$ 1,378,597
Inventories	440,964	524,288
State and local income taxes	211,645	585,524
Net operating losses	657,412	509,487
Total deferred tax assets	3,059,047	2,997,896
Valuation allowances	(502,292)	(402,958)
Total deferred tax assets	2,556,755	2,594,938
Deferred tax liabilities:		
Fixed assets	(768,979)	(812,882)
Intangible assets	(12,798,257)	(14,438,017)
Other assets	(18,293)	(149,712)
Pension and deferred compensation	112,628	78,694
Tollgate tax on Lifestyle earnings	(379,271)	(379,271)
Total deferred tax liabilities	(13,852,172)	(15,701,188)
Net deferred tax liability	$(11,295,417)	$(13,106,250)
Deferred income taxes — current	$ 1,952,536	$ 3,902,775
Deferred income taxes — non-current	(13,247,953)	(17,009,025)
	$(11,295,417)	$(13,106,250)

A valuation allowance related to certain state and local income tax net operating losses was established, of which $502,292 relates to the acquisition of the EJ Footwear Group.

In 2006, approximately $2,200,000 of our accumulated earnings in Five Star became subject to income taxes under Subpart F of the Internal Revenue Code resulting in an income tax provision of $883,952. Also, in 2006, our U.S. income tax exemption for income from operations in Puerto Rico expired.

A provision of the American Jobs Creation Act of 2004 (the "AJCA") created a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85% dividends received deduction for certain dividends from non-U.S. subsidiaries. During 2005, we repatriated $3,000,000 of accumulated earnings in accordance with our plan.

We have provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. In 2001, we received abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994, thus no other provision for tollgate tax has been made on earnings after that date. If we repatriate the earnings from Lifestyle, approximately $379,000 of tollgate tax would be due.

As of December 31, 2007, we had approximately $10,363,000 of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. If the Five Star and Rocky Canada undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $3,041,000 and $586,000, respectively.

We adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109"* ("FIN 48"), on January 1, 2007. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. An examination of our 2004 Federal income tax return resulted in an immaterial adjustment. The examination of the 2003 Federal income tax return resulted in no changes. We are no longer subject to U.S. Federal tax examinations for years before 2003. State jurisdictions that remain subject to examination range from 2003 to 2006. Foreign jurisdiction (Canada and Puerto Rico) tax returns that remain subject to examination range from 2001 to 2006. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, accrued interest or penalties were not material, and no such expenses were recognized during the year.

10. RETIREMENT PLANS

We sponsor a noncontributory defined benefit pension plan covering our non-union workers in our Ohio and Puerto Rico operations. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. We contribute to the plan the minimum amount required by regulation. On December 31, 2005 we froze the noncontributory defined benefit pension plan for all non-U.S. territorial employees. As a result of freezing the plan, we recognized a charge for previously unrecognized service costs of approximately $400,000 in the first quarter of 2006.

The funded status of the Company's plan and reconciliation of accrued pension cost at December 31, 2007 and 2006 are presented below (information with respect to benefit obligations and plan assets are as of September 30):

	December 31,	
	2007	2006
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$9,120,807	$10,037,478
Service cost	105,197	292,093
Interest cost	558,025	519,969
Change in discount rate	—	(515,010)
Curtailment decrease	—	(1,344,895)
Actuarial (gain)/loss	352,028	506,830
Benefits paid	(326,154)	(375,658)
Projected benefit obligation at end of year	$9,809,903	$ 9,120,807
Change in plan assets:		
Fair value of plan assets at beginning of year	$9,134,371	$10,157,529
Actual return on plan assets	875,962	(647,500)
Benefits paid	(326,154)	(375,658)
Fair value of plan assets at end of year	$9,684,179	$ 9,134,371
Funded status:		
(Under) overfunded	$ (125,724)	$ 13,564
Remaining unrecognized benefit obligation existing at transition	—	—
Unrecognized prior service costs due to plan amendments	—	—
Unrecognized net loss	—	—
Total	$ (125,724)	$ 13,564
Amounts in accumulated other comprehensive income that have not yet been recognized as net pension cost:		
Remaining unrecognized benefit obligation existing at transition	$ 5,381	$ 16,143
Unrecognized prior service costs due to plan amendments	581,649	673,178
Unrecognized net loss	1,080,181	887,159
Total	$1,667,211	$ 1,576,480
Amounts recognized in the consolidated financial statements:		
Pension asset	$ (125,724)	$ 13,564
Accumulated other comprehensive loss, net of tax effect of $32,682 for 2007 and $583,298 for 2006	(58,050)	(993,182)
Net amount recognized	$ (183,774)	$ (979,618)
Accumulated benefit obligation	$9,782,316	$ 9,094,414

Of the amounts in accumulated other comprehensive income as of December 31, 2007, we expect the following to be recognized as net pension cost in 2008:

Remaining unrecognized benefit obligation existing at transition	$ 5,381
Unrecognized prior service costs due to plan amendments	84,561
Unrecognized net loss	5,273
Total	$95,215

Net pension cost of our plan is as follows:

	Years Ended December 31,		
	2007	2006	2005
Service cost	$ 105,197	$ 292,093	$ 523,863
Interest cost	558,025	519,969	529,059
Expected return on assets	(716,956)	(791,557)	(683,722)
Amortization of unrecognized net loss	—	—	85,614
Amortization of unrecognized transition obligation	10,762	12,149	16,306
Amortization of unrecognized prior service cost	91,529	100,867	135,393
Net periodic pension cost	$ 48,557	$ 133,521	$ 606,513

Our unrecognized benefit obligation existing at the date of transition for the plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plan was as follows:

	December 31,	
	2007	2006
Discount rate	6.00%	6.00%
Average rate increase in compensation levels	3.00%	3.00%
Expected long-term rate of return on plan assets	8.00%	8.00%

Our pension plan's asset allocations at September 30, 2007 and 2006 by asset category are:

	December 31,	
	2007	2006
Rocky common stock	7.8%	9.3%
Other equity securities	75.4%	72.4%
Mutual funds — bonds	12.8%	14.4%
Cash and cash equivalents	4.0%	3.9%
Total	100.0%	100.0%

Our investment objectives are to: (1) maintain the purchasing power of the current assets and all future contributions; (2) maximize return within reasonable and prudent levels of risk; (3) maintain an appropriate asset allocation policy (approximately 80% equity securities and 20% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in our investment policy. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plans' strategic asset allocation is based on this long-term perspective.

The expected benefit payments for pensions are as follows for the years ended December 31:

2008	$ 337,000
2009	339,000
2010	349,000
2011	355,000
2012	363,000
Thereafter	2,875,000
Total	$4,618,000

We do not anticipate making any contributions to the pension plan in 2008.

We also sponsor a 401(k) savings plan for substantially all of our employees. We provide a contribution of 3% of applicable salary to the plan for all employees with greater than six months of service. Additionally, we match eligible employee contributions at a rate of 0.25%, per one percent of applicable salary contributed to the plan by the employee. This matching contribution will be made by us up to a maximum of 1% of the employee's applicable salary for all qualified employees. Our contributions to the 401(k) plan were $1.1 million in 2007, $1.1 million in 2006 and $0.5 million in 2005.

11. COMMITMENTS AND CONTINGENCIES

We are, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on our financial position, results of operations, or liquidity.

12. CAPITAL STOCK AND STOCK BASED COMPENSATION

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued or outstanding at December 31, 2007 and 2006, respectively.

In November 1997, our Board of Directors adopted a Rights Agreement, which provided for one preferred share purchase right to be associated with each share of our outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights were exercisable after the time when a person or group of persons without the approval of the Board of Directors acquired beneficial ownership of 20 percent or more of our common stock or announced the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise would ultimately entitle the holders of the rights to purchase for $80 per right, our common stock having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer would not be entitled to exercise any rights. These rights expired during November 2007.

During 2006, the shareholders voted to increase our authorized shares from 10,000,000 to 25,000,000.

On January 1, 2006, we adopted the provisions of SFAS No. 123(R), "*Share-Based Payment*" ("SFAS 123(R)"), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations, and recognized no compensation expense for stock option grants because all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS 123(R) using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. We calculate the fair value of options using a Black-Scholes option pricing model. For the twelve-month period ended December 31, 2006, our compensation expense related to stock option grants was approximately $391,674. The per share impact of adoption of SFAS 123(R) was $0.07 for both basic and diluted earnings per share. For companies that adopt SFAS 123(R) using the "modified prospective" method, disclosure of pro forma information for periods prior to adoption must continue to be presented. The following table sets forth the effect on net income and earnings per share as if SFAS 123 "*Accounting for Stock-Based Compensation*" had been applied to the year ended December 31, 2005.

	Year Ended December 31, 2005
Net income as reported	$13,013,839
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of tax	1,488,928
Pro forma net income	$11,524,911
Earnings per share:	
Basic — as reported	$ 2.48
Basic — pro forma	$ 2.19
Diluted — as reported	$ 2.33
Diluted — pro forma	$ 2.06

The pro forma amounts may not be representative of the effects on reported net income for future years.

On October 11, 1995, we adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to 400,000 common shares. In May 1998, we adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares. In addition in May 2002, our shareholders approved the issuance of a total of 400,000 additional common shares of our stock under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to us are eligible to receive options under the Plans. On May 11, 2004 our shareholders approved the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan includes 750,000 of our common shares that may be granted for stock options and restricted stock awards. As of December 31, 2007, the Company is authorized to issue 426,405 options under the 2004 Stock Incentive Plan; no options can be granted under the amended and restated 1995 Stock Option Plan.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years.

The following summarizes stock option transactions from January 1, 2005 through December 31, 2007:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	658,851	$14.49		
Issued	15,000	$13.61		
Exercised	(62,675)	$ 6.57		
Forfeited	(75,000)	$22.39		
Outstanding at December 31, 2006	536,176	$14.33	3.9	$2,810,998
Options exercisable at December 31:				
2006	443,426	$13.39	3.6	$2,665,860
Unvested options at December 31, 2006	92,750	$18.81	5.6	$ 145,138
Outstanding at December 31, 2006	536,176	$14.33		
Issued	15,000	$14.40		
Exercised	(63,500)	$ 5.86		
Forfeited	(15,125)	$17.40		
Outstanding at December 31, 2007	472,551	$15.37	3.4	$ 160,306
Options exercisable at December 31:				
2007	420,801	$14.97	3.1	$ 160,306
Unvested options at December 31, 2007	51,750	$18.55	5.9	$ —
Fair value of options granted during the year:				
2007		$ 7.82		
2006		$ 8.24		
2005		$11.99		

In determining the estimated fair value of each option granted on the date of grant we use the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2007	2006	2005
Dividend yields	0%	0%	0%
Expected volatility	51%	50%	51%
Risk-free interest rates	4.76%	4.55%	4.13%
Expected life	6	6	4

During the years ended December 31, 2007, 2006 and 2005, a total of 63,500, 62,675 and 182,699 options were exercised with an intrinsic value of approximately zero, $0.7 million and $3.6 million, respectively. During the years ended December 31, 2007, 2006 and 2005, a total of 15,000, 15,000 and 199,000 options were issued with a fair value of approximately zero, $0.1 million and $2.4 million, respectively. During the year ended December 31, 2007, a total of 15,125 options were forfeited with a fair value of approximately $0.1 million. A total of 56,000, 207,312 and 193,562 options vested during the years ended December 31, 2007, 2006 and 2005 with a fair value of zero, $1.6 million and $1.2 million, respectively. At December 31, 2007, a total of 51,750 options were unvested with a fair value of zero. At December 31, 2006, a total of 92,750 options were unvested with a fair value of $0.8 million. At December 31, 2005, a total of 285,062 options were unvested with a fair value of $2.7 million. All unvested options as of December 31, 2007 are expected to vest. For the twelve-month period ended December 31, 2007, our compensation expense related to stock option grants was approximately $338,629.

In 2005 we issued 3,000 shares to certain executives and recorded compensation expense of $85,860 which was fair market value on date of grant. The shares vested on January 1, 2006.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information including other cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31,		
	2007	2006	2005
Interest paid	$10,009,485	$10,919,865	$ 8,312,707
Federal, state and local income taxes paid (refunds) — net	$ (2,641,227)	$ 4,365,744	$ 3,138,517
Stock issued for EJ Footwear Group acquisition	$ —	$ —	$11,573,838
Capitalized interest	$ 14,561	$ 43,830	$ 19,625
Fixed asset purchases in accounts payable	$ 56,166	$ 372,183	$ —

14. SEGMENT INFORMATION

Operating Segments — We operate our business through three business segments: wholesale, retail and military.

Wholesale. In our wholesale segment, our products are offered in over ten thousand retail locations representing a wide range of distribution channels in the U.S. and Canada. These distribution channels vary by product line and target market and include sporting goods stores, outdoor retailers, independent shoe retailers, hardware stores, catalogs, mass merchants, uniform stores, farm store chains, specialty safety stores and other specialty retailers.

Retail. In our retail segment, we sell our products directly to consumers through our Lehigh mobile and retail stores, our Rocky outlet store and our websites. Our Lehigh operations include a fleet of 94 trucks, supported by 48 small warehouses that include retail stores, which we refer to as mini-stores. Through our outlet store, we generally sell first quality or discontinued products in addition to a limited amount of factory damaged goods, which typically carry lower gross margins. Prior to our acquisition of the EJ Footwear Group and its Lehigh division, our retail segment represented only a small portion of our business.

Military. While we are focused on continuing to build our wholesale and retail business, we also actively bid, from time to time, on footwear contracts with the U.S. military. As of December 31, 2007, we have three contracts totaling approximately $12.3 million to produce goods for the U.S. military. These are annual contracts which contain options for yearly renewal over periods ranging from one to four years. Our military sales fluctuate from year to year.

The following is a summary of segment results for the Wholesale, Retail, and Military segments.

	Years Ended December 31,		
	2007	2006	2005
NET SALES:			
Wholesale	$202,594,947	$203,195,421	$209,947,672
Retail	70,714,315	59,207,094	58,423,840
Military	1,957,549	1,088,865	27,651,102
Total Net Sales	$275,266,811	$263,491,380	$296,022,614
GROSS MARGIN:			
Wholesale	$ 70,443,168	$ 79,033,568	$ 76,374,412
Retail	36,123,123	30,180,144	30,323,950
Military	1,427,785(a)	103,674	4,530,764
Total Gross Margin	$107,994,076	$109,317,386	$111,229,126

(a) Gross margin for 2007 includes a $1.2 million settlement of a previously cancelled military contract.

Segment asset information is not prepared or used to assess segment performance.

Product Group Information - The following is supplemental information on net sales by product group:

	2007	% of Sales	2006	% of Sales	2005	% of Sales
Work footwear	$160,415,927	58.3%	$142,076,453	53.9%	$140,426,831	47.4%
Outdoor footwear	31,457,005	11.4%	35,451,267	13.5%	42,039,534	14.2%
Western footwear	37,636,995	13.7%	41,261,105	15.7%	40,433,142	13.7%
Duty footwear	17,794,005	6.5%	17,078,111	6.5%	16,803,095	5.7%
Military footwear	1,957,549	0.7%	1,088,865	0.4%	27,651,102	9.3%
Apparel	16,385,664	6.0%	16,151,170	6.1%	18,446,792	6.2%
Other	9,619,666	3.5%	10,384,409	3.9%	10,222,118	3.5%
	$275,266,811	100%	$263,491,380	100%	$296,022,614	100%

Net sales to foreign countries, primarily Canada, represented approximately 2.6% in 2007, 2.1% of net sales in 2006, and 2.7% of net sales in 2005.

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board and Chief Executive Officer

J. Patrick Campbell
President and Chief Operating Officer
Grantham Education Corporation

Glenn E. Corlett
Retired Dean and Philip J. Gardner, Jr. Leadership Professor of the College of Business at Ohio University

Michael L. Finn
President, Central Power Systems and President, Chesapeake Realty Company

G. Courtney Haning
Chairman, President and Chief Executive Officer, Peoples National Bank

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Real Living, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board and Chief Executive Officer

David Sharp
President and Chief Operating Officer

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Offices
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Independent Registered Public Accounting Firm
Schneider Downs & Co., Inc.
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Computershare Investor Services LLC
P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

Stock Listing
NASDAQ Stock Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Executive Vice President, Chief Financial Officer and Treasurer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is available on the company's website at www.rockybrands.com


ROCKY
BRANDS
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ROCKY
BRANDS

END

Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
www.rockybrands.com